2010 Annual Report



11006729

McDonald's

Welcome

2010 Highlights:

Global Comparable Sales Growth	Earnings Per Share Growth	Average Number of Customers Served Every Day
5.0%	11%	64 Million


McCafé


McDonald's


SEC MAIL PROCESSING
RECEIVED
APR 11 2011
WASH, D.C.
211
SECTION

McDonald's Corporation
Legal Department, 332
2915 Jorie Boulevard
Oak Brook, Illinois 60523-1900
Direct Dial Number (630) 623-6637

April 8, 2011

Via Federal Express

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: McDonald's Corporation – Annual Report to Shareholders

Dear Sir or Madam:

Pursuant to Rule 14a-3(c) promulgated under the Securities Exchange Act of 1934, enclosed are seven (7) copies of our 2010 Annual Report to Shareholders. This report is being sent to registered shareholders beginning on April 8, 2011.

Please do not hesitate to contact me with any questions or if you require any further information.

Sincerely,

Noemi Flores

Noemi Flores
Senior Counsel

Enclosures

Document #: 919023-v1

To Our Valued Shareholders:

It's been said the real secret to success is sustaining it ... and that's what McDonald's did in 2010.

We began the year determined to build on our momentum and strengthen our brand around the world. So with the business environment still challenging—and with many others forced to hold their ground—we pushed ahead. We dug for deeper consumer insights, aligned our strategies, and strengthened the pillars of our business, from our menu and restaurants to our value and convenience.

The result was another banner year for McDonald's. Global comparable sales increased 5% in 2010—our eighth consecutive year of same store sales growth. Operating income grew 9% and we continued to gain market share around the world. In addition, we returned $5.1 billion to shareholders through share repurchases and dividends paid, and we provided a 27% return to investors for the year, ranking us third among the companies comprising the Dow Jones Industrial Average.

Our success remains global, with all areas of the world contributing significantly to our results. In the U.S., comparable sales increased 3.8%, while guest count growth reached all-time highs. A record number of customers visited our restaurants and drive-thrus across the U.S., even as overall dining-out traffic remained flat. Europe grew comparable sales by 4.4% and also increased guest counts—serving 200 million more customers than the year before. Asia/Pacific, Middle East and Africa continued to make a strong impact to our overall results with higher guest counts and 6% comparable sales growth.

We achieved all of this through our Plan to Win, which has served as our strategic blueprint for the past eight years. The plan focuses on the core drivers of our business—People, Products, Place, Price, and Promotion, or the five "P's." I often say the opportunity within each "P" is enormous—and we intend to go after it. To that end, we continue to focus on the right priorities to keep our brand relevant and meet the evolving needs of our customers. This approach has served us remarkably well and will continue to do so in 2011 and beyond.



Jim Skinner
Vice Chairman and CEO

Operating Income
(In billions)


'08
$6.4
'09
$6.8
'10
$7.5

3-Year Compound Annual Total Return
(2008–2010)


-2.9%
S&P 500
-1.6%
DJIA
MCD
12.7%

Our results could not have been achieved without the performance of our highly talented management team. They are focused, aligned, and committed to raising the bar in everything we do. President and Chief Operating Officer Don Thompson and our senior leadership operate with tremendous insight and a keen sense for how to drive continued growth. In addition, our exceptional Board of Directors provides strong corporate governance and knowledgeable perspectives as we continue to deliver shareholder value.

Meanwhile, the entire McDonald's System is thriving. Our world-class franchisees continue to invest in their restaurants and their people in order to elevate the entire customer experience, resulting in significant increases in cash flow. Our suppliers perform what I like to call the McDonald's Daily Miracle—providing 32,000 restaurants an assured supply of safe, high-quality products at competitive prices, with ever improving efficiency. Lastly, our highly experienced company employees worked smarter to propel our business forward.

With the powerful alignment of our System and the Plan to Win as the foundation, we will continue our winning formula: building on the basics as we further modernize and differentiate the brand.

As always, running better restaurants is our number one priority. We will improve operations excellence around the world through new technology, better training, and service enhancements that will make it easier for our managers and crew to quickly and accurately serve the customer.

At the same time, our brand is more contemporary and convenient and provides great value with menus that feature all of our iconic favorites—from our Big Mac sandwiches to French fries—along with local offerings and new products that today's consumers want. Whether it's McWraps in Europe, Angus Burgers in Australia, or McCafé specialty coffees and smoothies in the U.S., we are strategically enhancing our menu to appeal to more customers more often.





92 Consecutive months of global comparable sales increases through December 2010



We are moving ahead with the reimaging of our restaurant interiors and exteriors to create an even more modern and inviting dining atmosphere. Around the world, we are re-invigorating our restaurants with local and relevant new designs that keep the spirit of our brand alive and delight our guests with a fresh look and contemporary appeal.

Of course, we must continue to lead in ways that positively impact the trust in our brand. It starts with delivering a great restaurant experience every time and extends to a host of areas to which we are strongly committed—from charitable giving and supporting the communities we serve, to environmental stewardship and animal welfare. In addition, we provide our customers with a variety of menu options that address balance and choice. We will keep listening to our customers, engaging our stakeholders, and embracing the responsibility that comes with being a socially responsible brand.

As McDonald's Chief Executive Officer, I am immensely proud of our performance and confident in our ability to continue our growth. The secret to our success is staying focused on the execution in our restaurants on behalf of our customers.

As always, thank you for your investment in McDonald's. I appreciate your support and look forward to sharing further success with you.

Sincerely,



Jim Skinner
Vice Chairman and CEO

Combined Operating Margin


'08 27.4%
'09 30.1%
'10 31.0%

Earnings Per Share


'08 $3.76
'09 $4.11
'10 $4.58

Dividends Paid
(In billions)


'08 $1.8
'09 $2.2
'10 $2.4

Dear Fellow Shareholders:

McDonald's Corporation achieved another year of strong results in 2010, as we continued to strengthen our connection with customers around the world.

We maintained our momentum and increased sales amid a still challenging environment for many. Working within the framework of our proven Plan to Win strategy, McDonald's showed flexibility, decisiveness, and strong business acumen in meeting the evolving needs of consumers and staying in step with their lives.

Your Board of Directors believes this is a testament to the strength of the McDonald's System, what we refer to as our "three-legged stool." Under the leadership of Vice Chairman and CEO Jim Skinner, all three legs of the stool—franchisees, suppliers and employees—continue to be firmly aligned behind the Plan to Win. This stability has been key to sustaining McDonald's successful performance and to achieving an impressive eight years of increasing global comparable sales.

Jim continues to lead our company with tremendous skill and a deep passion for the brand. His global leadership team, with its deep insights into the operation of our three-legged stool, gives us a true competitive advantage in our efforts to evolve and elevate the McDonald's customer experience.

The Board of Directors is pleased with McDonald's performance and its plans moving forward. We believe the company has a clear vision—and the right people and strategies in place—for building our business even further and delivering profitable growth into the future.

As to our Board responsibilities, we remain committed to overseeing the company's direction and promoting strong corporate governance principles and effective management oversight. Our team of experienced and diverse directors is eager to continue doing its part to help strengthen McDonald's and deliver shareholder value.

It is our honor and privilege to serve on behalf of you, our shareholders, and we look forward to the days ahead for this great brand.

Very truly yours,



Andy McKenna
Chairman



Andy McKenna
Chairman


frappé
mocha
McCafé
frappé
caramel
McCafé

2010 Financial Report

Received SEC
APR 11 2011
Washington, DC





2010 Financial Report

7 6-year Summary
8 Stock Performance Graph
9 Management's Discussion and Analysis of Financial Condition and Results of Operations
26 Consolidated Statement of Income
27 Consolidated Balance Sheet
28 Consolidated Statement of Cash Flows
29 Consolidated Statement of Shareholders' Equity
30 Notes to Consolidated Financial Statements
42 Quarterly Results (Unaudited)
43 Management's Assessment of Internal Control over Financial Reporting
44 Report of Independent Registered Public Accounting Firm
45 Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
46 Executive Management & Business Unit Officers
47 Board of Directors
48 Investor Information

6-Year Summary

Dollars in millions, except per share data	***2010***	*2009*	*2008*	*2007*	*2006*	*2005*
Company-operated sales	**$16,233**	15,459	16,561	16,611	15,402	14,018
Franchised revenues	**$ 7,842**	7,286	6,961	6,176	5,493	5,099
Total revenues	**$24,075**	22,745	23,522	22,787	20,895	19,117
Operating income	**$ 7,473**(1)	6,841(2)	6,443	3,879(5)	4,433(8)	3,984
Income from continuing operations	**$ 4,946**(1)	4,551(2,3)	4,313(4)	2,335(5,6)	2,866(8)	2,578(10)
Net income	**$ 4,946**(1)	4,551(2,3)	4,313(4)	2,395(5,6,7)	3,544(8,9)	2,602(10)
Cash provided by operations	**$ 6,342**	5,751	5,917	4,876	4,341	4,337
Cash used for investing activities	**$ 2,056**	1,655	1,625	1,150	1,274	1,818
Capital expenditures	**$ 2,136**	1,952	2,136	1,947	1,742	1,607
Cash used for (provided by) financing activities	**$ 3,729**	4,421	4,115	3,996	5,460	(442)
Treasury stock repurchased(11)	**$ 2,648**	2,854	3,981	3,949	3,719	1,228
Common stock cash dividends	**$ 2,408**	2,235	1,823	1,766	1,217	842
Financial position at year end:						
Total assets	**$31,975**	30,225	28,462	29,392	28,974	29,989
Total debt	**$11,505**	10,578	10,218	9,301	8,408	10,137
Total shareholders' equity	**$14,634**	14,034	13,383	15,280	15,458	15,146
Shares outstanding *in millions*	**1,054**	1,077	1,115	1,165	1,204	1,263
Per common share:						
Income from continuing operations–diluted	**$ 4.58**(1)	4.11(2,3)	3.76(4)	1.93(5,6)	2.29(8)	2.02(10)
Net income–diluted	**$ 4.58**(1)	4.11(2,3)	3.76(4)	1.98(5,6,7)	2.83(8,9)	2.04(10)
Dividends declared	**$ 2.26**	2.05	1.63	1.50	1.00	0.67
Market price at year end	**$ 76.76**	62.44	62.19	58.91	44.33	33.72
Company-operated restaurants	**6,399**	6,262	6,502	6,906	8,166	8,173
Franchised restaurants	**26,338**	26,216	25,465	24,471	22,880	22,593
Total Systemwide restaurants	**32,737**	32,478	31,967	31,377	31,046	30,766
Franchised sales(12)	**$61,147**	56,928	54,132	46,943	41,380	38,913

(1) Includes net pretax expense due to Impairment and other charges (credits), net of $29.1 million ($24.6 million after tax or $0.02 per share) primarily related to the Company's share of restaurant closing costs in McDonald's Japan (a 50%-owned affiliate) partially offset by income primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(2) Includes net pretax income due to Impairment and other charges (credits), net of $61.1 million ($91.4 million after tax or $0.08 per share) primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(3) Includes income of $58.8 million ($0.05 per share) in Gain on sale of investment related to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(4) Includes income of $109.0 million ($0.09 per share) in Gain on sale of investment from the sale of the Company's minority ownership interest in U.K.-based Pret A Manger.

(5) Includes pretax operating charges of $1.7 billion ($1.32 per share) due to Impairment and other charges (credits), net primarily as a result of the Company's sale of its businesses in 18 Latin American and Caribbean markets to a developmental licensee.

(6) Includes a tax benefit of $316.4 million ($0.26 per share) resulting from the completion of an Internal Revenue Service (IRS) examination of the Company's 2003-2004 U.S. federal tax returns.

(7) Includes income of $60.1 million ($0.05 per share) related to discontinued operations primarily from the sale of the Company's investment in Boston Market.

(8) Includes pretax operating charges of $134 million ($98 million after tax or $0.08 per share) due to Impairment and other charges (credits), net.

(9) Includes income of $678 million ($0.54 per share) related to discontinued operations primarily resulting from the disposal of the Company's investment in Chipotle.

(10) Includes a net tax benefit of $73 million ($0.05 per share) comprised of $179 million ($0.14 per share) of income tax benefit resulting from the completion of an IRS examination of the Company's 2000-2002 U.S. tax returns, partly offset by $106 million ($0.09 per share) of incremental tax expense resulting from the decision to repatriate certain foreign earnings under the Homeland Investment Act (HIA).

(11) Represents treasury stock purchases as reflected in Shareholders' equity.

(12) While franchised sales are not recorded as revenues by the Company, management believes they are important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Stock performance graph

At least annually, we consider which companies comprise a readily identifiable investment peer group. McDonald's is included in published restaurant indices; however, unlike most other companies included in these indices, which have no or limited international operations, McDonald's does business in more than 100 countries and a substantial portion of our revenues and income is generated outside the U.S. In addition, because of our size, McDonald's inclusion in those indices tends to skew the results. Therefore, we believe that such a comparison is not meaningful.

Our market capitalization, trading volume and importance in an industry that is vital to the U.S. economy have resulted in McDonald's inclusion in the Dow Jones Industrial Average (DJIA) since 1985. Like McDonald's, many DJIA companies generate meaningful revenues and income outside the U.S. and some manage global brands. Thus, we believe that the use of the DJIA companies as the group for comparison purposes is appropriate.

The following performance graph shows McDonald's cumulative total shareholder returns (i.e., price appreciation and reinvestment of dividends) relative to the Standard & Poor's 500 Stock Index (S&P 500 Index) and to the DJIA companies for the five-year period ended December 31, 2010. The graph assumes that the value of an investment in McDonald's common stock, the S&P 500 Index and the DJIA companies (including McDonald's) was $100 at December 31, 2005. For the DJIA companies, returns are weighted for market capitalization as of the beginning of each period indicated. These returns may vary from those of the Dow Jones Industrial Average Index, which is not weighted by market capitalization, and may be composed of different companies during the period under consideration.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN


$300
$250
$200
$150
$100
$50
$0

	Dec '05	'06	'07	'08	'09	'10
McDonald's Corporation	100	135	183	199	207	263
S&P 500 Index	100	116	122	77	97	112
Dow Jones Industrials	100	119	130	88	108	123

Source: Capital IQ, a Standard & Poor's business

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

DESCRIPTION OF THE BUSINESS

The Company franchises and operates McDonald's restaurants. Of the 32,737 restaurants in 117 countries at year-end 2010, 26,338 were franchised or licensed (including 19,279 franchised to conventional franchisees, 3,485 licensed to developmental licensees and 3,574 licensed to foreign affiliates (affiliates)—primarily Japan) and 6,399 were operated by the Company. Under our conventional franchise arrangement, franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and décor of their restaurant businesses, and by reinvesting in the business over time. The Company owns the land and building or secures long-term leases for both Company-operated and conventional franchised restaurant sites. This maintains long-term occupancy rights, helps control related costs and assists in alignment with franchisees. In certain circumstances, the Company participates in reinvestment for conventional franchised restaurants. Under our developmental license arrangement, licensees provide capital for the entire business, including the real estate interest, and the Company has no capital invested. In addition, the Company has an equity investment in a limited number of affiliates that invest in real estate and operate and/or franchise restaurants within a market.

We view ourselves primarily as a franchisor and believe franchising is important to delivering great, locally-relevant customer experiences and driving profitability. However, directly operating restaurants is paramount to being a credible franchisor and is essential to providing Company personnel with restaurant operations experience. In our Company-operated restaurants, and in collaboration with franchisees, we further develop and refine operating standards, marketing concepts and product and pricing strategies, so that only those that we believe are most beneficial are introduced in the restaurants. We continually review, and as appropriate adjust, our mix of Company-operated and franchised (conventional franchised, developmental licensed and foreign affiliated) restaurants to help optimize overall performance.

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from restaurants licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees. Fees vary by type of site, amount of Company investment, if any, and local business conditions. These fees, along with occupancy and operating rights, are stipulated in franchise/license agreements that generally have 20-year terms.

The business is managed as distinct geographic segments. Significant reportable segments include the United States (U.S.), Europe, and Asia/Pacific, Middle East and Africa (APMEA). In addition, throughout this report we present "Other Countries & Corporate" that includes operations in Canada and Latin America, as well as Corporate activities. The U.S., Europe and APMEA segments account for 34%, 40% and 21% of total revenues, respectively. The United Kingdom (U.K.), France and Germany, collectively, account for over 50% of Europe's revenues; and China, Australia and Japan (a 50%-owned affiliate accounted for under the equity method), collectively, account for over 50% of APMEA's revenues. These six markets along with the U.S. and Canada are referred to as "major markets" throughout this report and comprise approximately 70% of total revenues.

The Company continues to focus its management and financial resources on the McDonald's restaurant business as we believe significant opportunities remain for long-term growth. Accordingly, in 2009, the Company sold its minority ownership interest in Redbox Automated Retail, LLC (Redbox) for total consideration of $140 million. In 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger for cash proceeds of $229 million. In connection with both sales, the Company recognized nonoperating gains.

In analyzing business trends, management considers a variety of performance and financial measures, including comparable sales and comparable guest count growth, Systemwide sales growth and returns.

- Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results in constant currencies and bases certain incentive compensation plans on these results because we believe this better represents the Company's underlying business trends.
- Comparable sales and comparable guest counts are key performance indicators used within the retail industry and are indicative of acceptance of the Company's initiatives as well as local economic and consumer trends. Increases or decreases in comparable sales and comparable guest counts represent the percent change in sales and transactions, respectively, from the same period in the prior year for all restaurants in operation at least thirteen months, including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. McDonald's reports on a calendar basis and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year will be impacted by the mix of days. The number of weekdays and weekend days in a given timeframe can have a positive or negative impact on comparable sales and guest counts. The Company refers to these impacts as calendar shift/trading day adjustments. In addition, the timing of holidays can impact comparable sales and guest counts. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales and guest counts while the annual impacts are typically minimal. In 2008, there was an incremental full day of sales and guest counts due to leap year.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

- Return on incremental invested capital (ROIIC) is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. The return is calculated by dividing the change in operating income plus depreciation and amortization (numerator) by the adjusted cash used for investing activities (denominator), primarily capital expenditures. The calculation uses a constant average foreign exchange rate over the periods included in the calculation.

STRATEGIC DIRECTION AND FINANCIAL PERFORMANCE

The strength of the alignment among the Company, its franchisees and suppliers (collectively referred to as the System) has been key to McDonald's success. This business model enables McDonald's to deliver consistent, locally-relevant restaurant experiences to customers and be an integral part of the communities we serve. In addition, it facilitates our ability to identify, implement and scale innovative ideas that meet customers' changing needs and preferences.

McDonald's customer-focused Plan to Win—which concentrates on being better, not just bigger—provides a common framework for our global business yet allows for local adaptation. Through the execution of initiatives surrounding the five elements of our Plan to Win—People, Products, Place, Price and Promotion—we have enhanced the restaurant experience for customers worldwide and grown comparable sales and customer visits in each of the last seven years. This Plan, combined with financial discipline, has delivered strong results for our shareholders.

We have exceeded our long-term, constant currency financial targets of average annual Systemwide sales growth of 3% to 5%; average annual operating income growth of 6% to 7%; and annual returns on incremental invested capital in the high teens every year since the Plan's implementation in 2003, after adjusting for the loss in 2007 from the Latin America developmental license transaction. Given the size and scope of our global business, we believe these financial targets are realistic and sustainable over time, keeping us focused on making the best decisions for the long-term benefit of our System.

In 2010, we continued to enhance the customer experience by remaining focused on the Company's key global success factors of branded affordability, menu variety and beverage choice, convenience including daypart expansion, ongoing restaurant reinvestment and operations excellence. Initiatives around these factors successfully resonated with consumers driving increases in sales and customer visits despite challenging economies and a contracting Informal Eating Out (IEO) market in many countries. As a result, every area of the world contributed to 2010 global comparable sales and guest counts, which increased 5.0% and 4.9%, respectively.

Growth in comparable sales is driven by the System's ability to optimize guest count growth, product mix shifts and menu price changes. Pricing actions reflect local market conditions, with a view to preserving and improving margins, while continuing to drive guest counts and market share gains. In general, the goal is to achieve a balanced contribution of price and guest counts to comparable sales growth.

In the U.S., we grew sales, guest counts, market share and restaurant cash flow, with comparable sales increasing for the 8th consecutive year, rising 3.8% in 2010. These positive results were achieved despite a declining IEO market. This performance was attributed to several factors including core menu items like Chicken McNuggets and burgers, everyday affordability and value options, such as the Breakfast Dollar Menu, additions to the McCafé beverage line, new snack offerings and limited time offerings such as the McRib sandwich. The national launch of McCafé frappés and real-fruit smoothies provided a meaningful extension to the McCafé line that was well-received by customers. Extending the snack wrap line with the Angus Snack Wraps allowed customers to enjoy popular McDonald's burgers in a smaller, more portable fashion. Complementing these menu offerings were our convenient locations, efficient drive-thru service and value-oriented local beverage promotions. We broadened our accessibility through greater 24 hour operations and offered customers free Wi-Fi in over 12,000 restaurants. Modernizing the customer experience remained a focus with the extension of our interior and exterior reimaging program to enhance the appearance and functionality of our restaurants.

In Europe, comparable sales rose 4.4%, marking the 7th consecutive year of comparable sales increases. Major contributors were France, the U.K., Russia and Germany. This performance reflected Europe's strategic priorities of upgrading the customer and employee experience, increasing local relevance, and building brand transparency. Initiatives surrounding these platforms included leveraging our tiered menu featuring everyday affordable prices, menu variety including limited-time offerings, new dessert options, and reimaging almost 1,000 restaurants. We expanded our coffee business and have nearly 1,300 McCafé locations, which in Europe generally represent a separate area inside the restaurant that serves specialty coffees, indulgent desserts and light snacks. The expansion of self-order kiosks in France, Germany and Spain and the roll out of the new drive-thru customer order display system in over 3,000 restaurants enhanced service. In addition, we increased our accessibility and convenience with extended hours. We built upon the momentum of portable menu offerings with the introduction of McWraps—larger sized beef and chicken wraps in Germany, and P'tit Plaisir offerings in France. Finally, we continued building customer trust in our brand through communications that emphasized the quality and origin of McDonald's food and our sustainable business initiatives.

In APMEA, our momentum continued with nearly every country delivering positive comparable sales, led by Japan, Australia and China. Comparable sales rose 6.0% through strategies emphasizing value, core menu extensions, breakfast and convenience. Australia launched Family Dinner Boxes featuring popular menu items bundled together at a discounted price while China and Japan concentrated on affordability with Value Lunch platforms. New menu items such as a third Angus burger option in Australia and the extension of the Spicy Wings line in China were popular with consumers. Japan executed a successful U.S.-themed burger promotion and a Chicken Festival promotion featuring several products. Our dessert strategy is introducing consumers to the McDonald's brand with products such as McFlurries and dessert kiosks in China, where we have become one of the largest retailers of ice cream. Our breakfast business continues to develop and is now offered in approximately 75% of APMEA restaurants. In Japan, value breakfast items, including the Sausage McMuffin and McGriddle, were rotated across several months, while Australia launched new breakfast menu items.

Nearly two-thirds of APMEA restaurants are now offering some form of extended hours and over 4,800 restaurants are open 24 hours. Delivery is offered in many APMEA markets and is now in approximately 1,600 restaurants, including nearly 400 in China.

We continue to offer value to our customers by utilizing a strategic menu pricing tool that optimizes price, product mix, and promotions. This approach is complemented by a focus on driving operating efficiencies and effectively managing restaurant-level food and paper costs by leveraging our scale, supply chain infrastructure and risk management practices. Our ability to execute our strategies successfully in every area of the world, grow comparable sales, leverage a low commodity cost environment and control selling, general & administrative expenses resulted in consolidated combined operating margin (operating income as a percent of total revenues) of 31.0% in 2010, an improvement of 0.9 percentage points over 2009.

In 2010, strong global sales and margin performance grew cash from operations, which rose $591 million to $6.3 billion. Our substantial cash flow, strong credit rating and continued access to credit provide us significant flexibility to fund capital expenditures and debt repayments as well as return cash to shareholders. Capital expenditures of approximately $2.1 billion were invested in our business primarily to open and reimage restaurants. Across the System, nearly 1,000 restaurants were opened and nearly 1,800 existing locations were reimaged. We returned $5.1 billion to shareholders consisting of $2.4 billion in dividends and nearly $2.7 billion in share repurchases.

Cash from operations continues to benefit from our heavily franchised business model as the rent and royalty income received from owner/operators provides a very stable revenue stream that has relatively low costs. In addition, the franchise business model is less capital intensive than the Company-owned model. We believe locally-owned and operated restaurants maximize brand performance and are at the core of our competitive advantage, making McDonald's not just a global brand, but also a locally relevant one.

HIGHLIGHTS FROM THE YEAR INCLUDED:

- Comparable sales grew 5.0% and guest counts rose 4.9%, building on 2009 increases of 3.8% and 1.4%, respectively.
- Revenues increased 6% (5% in constant currencies).
- Company-operated margins improved to 19.6% and franchised margins improved to 82.4%.
- Operating income increased 9% (9% in constant currencies).
- Earnings per share was $4.58, an increase of 11%.
- Cash provided by operations increased $591 million to $6.3 billion.
- The Company increased the quarterly cash dividend per share 11% to $0.61 for the fourth quarter–bringing our current annual dividend rate to $2.44 per share.
- One-year ROIIC was 37.3% and three-year ROIIC was 38.3% for the period ended December 31, 2010 (see reconciliation on Page 25).
- The Company returned $5.1 billion to shareholders through share repurchases and dividends paid.

OUTLOOK FOR 2011

We will continue to drive success in 2011 and beyond by enhancing customer relevance across all elements of our Plan to Win—People, Products, Place, Price and Promotion. Our global System continues to be energized by our ongoing momentum and significant growth opportunities.

We continue to hold a strong competitive position in the market place, and we intend to further differentiate our brand by striving to become our customers' favorite place and way to eat and drink. We will continue growing market share by executing our key strategies in the following areas: optimizing our menu, modernizing the customer experience and broadening our accessibility. These efforts will include increasing menu choice, expanding destination beverages and desserts, enhancing our food image, accelerating our interior and exterior reimaging efforts and increasing the level and variety of conveniences provided to our customers. We will execute these priorities to increase McDonald's brand relevance while continuing to practice operational and financial discipline. Consequently, we are confident we can again meet or exceed our long-term constant currency financial targets.

In the U.S., our 2011 focus will include highlighting core menu classics such as the Big Mac, Quarter Pounder with Cheese and Chicken McNuggets, emphasizing the convenient and affordable food offered every day, and encouraging the trial of new products including Fruit & Maple Oatmeal and additional McCafé beverage offerings. We will continue offering value across the menu through the Dollar Menu at breakfast and the rest of the day. Opportunities around additional staffing at peak hours and increasing restaurants that operate 24 hours per day will broaden accessibility to our customers. In addition, our plans to elevate the brand experience encompass updating our technology infrastructure with a new point-of-sale (POS) system, enhancing restaurant manager and crew retention and productivity, and contemporizing the interiors and exteriors of approximately 600 restaurants through reimaging.

Our business in Europe will continue to be guided by three strategic priorities: increasing local relevance, upgrading the customer and employee experience, and building brand transparency. We will increase our local relevance by complementing our tiered menu with a variety of limited-time food events as well as new snack and dessert options. In 2011, we will reimage approximately 850 restaurants as we progress towards our goal of having 90% of our interiors and over 50% of our exteriors reimaged by the end of 2012. Reimaging reinforces the quality of our brand while further differentiating us from the competition. We will leverage service innovations with the deployment of technologies such as the new POS system, self-order kiosks, hand-held order devices and drive-thru customer order displays to enhance the customer experience and help drive increased transactions and labor efficiency. We believe there is an opportunity to further build brand transparency by raising customer awareness about our food quality and product sourcing. In addition, we will communicate our efforts to preserve the environment through our sustainable business initiatives. Our European business in 2011 faces some headwinds from government-initiated austerity measures being implemented in many countries. While we will closely monitor consumer reactions to these measures, we remain confident that our business model will continue to drive profitable growth.

In APMEA, we will continue our efforts to become our customers' first choice for eating out by focusing on menu variety, value, restaurant experience and convenience. The markets will continue to execute against a combination of core menu items, food events and limited-time offerings to present a balanced mix of products to our customers. Value will continue to be a key growth driver as we reinforce the affordability of our menu to consumers and build on our successful Value Lunch platforms. We will invest in our business primarily by opening over 600 new restaurants and reimaging over 500 existing restaurants while elevating our focus on service and operations to drive efficiencies. In China, we will continue to build a foundation for long-term growth by increasing our base of restaurants by approximately 15% in 2011 toward our goal of nearly 2,000 restaurants by the end of 2013. Convenience initiatives include expanding delivery service across the region and building on the success of our extended operating hours.

McDonald's has an ongoing commitment to optimize our restaurant ownership structure. A heavily franchised, less capital-intensive business model has favorable implications for the strength and stability of our cash flow, the amount of capital we invest and long-term returns.

We continue to maintain a strong culture of financial discipline by effectively managing all spending in order to maximize business performance. In making capital allocation decisions, our goal is to elevate the McDonald's experience by driving sustainable growth in sales and market share while earning strong returns. We remain committed to returning all of our free cash flow (cash from operations less capital expenditures) to shareholders over the long term via dividends and share repurchases.

McDonald's does not provide specific guidance on diluted earnings per share. The following information is provided to assist in analyzing the Company's results:

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1.5 percentage points to 2011 Systemwide sales growth (in constant currencies), most of which will be due to the 541 net traditional restaurants added in 2010.
- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3 cents.
- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2011, the total basket of goods cost is expected to increase 2-2.5% in the U.S. and to increase 3.5-4.5% in Europe as compared to 2010. Some volatility may be experienced between quarters in the normal course of business.
- The Company expects full-year 2011 selling, general & administrative expenses to decrease 2-3%, in constant currencies, partly due to higher incentive compensation in 2010 based on performance. In addition, fluctuations will be experienced between quarters due to certain items in 2010, such as the Vancouver Winter Olympics in February and the biennial Worldwide Owner/Operator Convention in April.
- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2011 to increase approximately 7% compared with 2010.
- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, Australian Dollar, British Pound and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 20 cents.
- The Company expects the effective income tax rate for the full year 2011 to be approximately 30% to 32%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.
- The Company expects capital expenditures for 2011 to be approximately $2.5 billion. About half of this amount will be used to open new restaurants. The Company expects to open about 1,100 restaurants including about 400 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 750 traditional restaurants. The remaining capital will be used for reinvestment in existing restaurants. Over half of this reinvestment will be used to reimage approximately 2,200 locations worldwide, some of which will require no capital investment from the Company.

Consolidated Operating Results

Operating results

Dollars in millions, except per share data	2010 Amount	2010 Increase/ (decrease)	2009 Amount	2009 Increase/ (decrease)	2008 Amount
Revenues					
Sales by Company-operated restaurants	**$ 16,233**	**5%**	$ 15,459	(7)%	$ 16,561
Revenues from franchised restaurants	**7,842**	**8**	7,286	5	6,961
Total revenues	**24,075**	**6**	22,745	(3)	23,522
Operating costs and expenses					
Company-operated restaurant expenses	**13,060**	**3**	12,651	(7)	13,653
Franchised restaurants—occupancy expenses	**1,378**	**6**	1,302	6	1,230
Selling, general & administrative expenses	**2,333**	**4**	2,234	(5)	2,355
Impairment and other charges (credits), net	**29**	**nm**	(61)	nm	6
Other operating (income) expense, net	**(198)**	**11**	(222)	(35)	(165)
Total operating costs and expenses	**16,602**	**4**	15,904	(7)	17,079
Operating income	**7,473**	**9**	6,841	6	6,443
Interest expense	**451**	**(5)**	473	(9)	523
Nonoperating (income) expense, net	**22**	**nm**	(24)	69	(78)
Gain on sale of investment		**nm**	(95)	41	(160)
Income before provision for income taxes	**7,000**	**8**	6,487	5	6,158
Provision for income taxes	**2,054**	**6**	1,936	5	1,845
Net income	**$ 4,946**	**9%**	$ 4,551	6%	$ 4,313
Earnings per common share—diluted	**$ 4.58**	**11%**	$ 4.11	9%	$ 3.76
Weighted-average common shares outstanding—diluted	**1,080.3**		1,107.4		1,146.0

nm Not meaningful.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS

While changing foreign currencies affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies.

In 2010, foreign currency translation had a positive impact on consolidated operating results driven by stronger global currencies, primarily the Australian Dollar and Canadian Dollar, partly offset by the weaker Euro. In 2009, foreign currency translation had a negative impact on consolidated operating results, primarily driven by the Euro, British Pound, Russian Ruble, Australian Dollar and Canadian Dollar. In 2008, foreign currency translation had a positive impact on consolidated operating results, driven by the stronger Euro and most other currencies, partly offset by the weaker British Pound.

Impact of foreign currency translation on reported results

	Reported amount			Currency translation benefit/(cost)		
In millions, except per share data	**2010**	2009	2008	**2010**	2009	2008
Revenues	**$24,075**	$22,745	$23,522	**$ 188**	$(1,340)	$ 441
Company-operated margins	**3,173**	2,807	2,908	**35**	(178)	63
Franchised margins	**6,464**	5,985	5,731	**(14)**	(176)	120
Selling, general & administrative expenses	**2,333**	2,234	2,355	**(12)**	75	(21)
Operating income	**7,473**	6,841	6,443	**13**	(273)	163
Net income	**4,946**	4,551	4,313	**13**	(164)	103
Earnings per common share—diluted	**4.58**	4.11	3.76	**0.01**	(0.15)	0.09

NET INCOME AND DILUTED EARNINGS PER COMMON SHARE

In 2010, net income and diluted earnings per common share were $4.9 billion and $4.58. Results for the year included after tax charges due to Impairment and other charges (credits), net of $25 million or $0.02 per share, primarily related to the Company's share of restaurant closing costs in McDonald's Japan (a 50%-owned affiliate) in conjunction with the first quarter strategic review of the market's restaurant portfolio, partly offset by income related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Foreign currency translation had a positive impact of $0.01 per share on diluted earnings per share for the year.

In 2009, net income and diluted earnings per common share were $4.6 billion and $4.11. Results benefited by after tax income due to Impairment and other charges (credits), net of $91 million or $0.08 per share, primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Results also benefited by an after tax gain of $59 million or $0.05 per share due to the sale of the Company's minority ownership interest in Redbox, reflected in Gain on sale of investment. Results were negatively impacted by $0.15 per share due to the effect of foreign currency translation.

In 2008, net income and diluted earnings per common share were $4.3 billion and $3.76. Results benefited by a $109 million or $0.09 per share after tax gain on the sale of the Company's minority ownership interest in Pret A Manger, reflected in Gain on sale of investment.

The Company repurchased 37.8 million shares of its stock for nearly $2.7 billion in 2010 and 50.3 million shares of its stock for $2.9 billion in 2009, driving reductions of over 2% and 3% of total shares outstanding, respectively, net of stock option exercises.

REVENUES

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

Over the past three years, the Company has continued to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. The shift to a greater percentage of franchised restaurants negatively impacted consolidated revenues as Company-operated sales shifted to franchised sales, where the Company receives rent and/or royalties based on a percent of sales.

In 2010, constant currency revenue growth was driven by positive comparable sales. The impact of refranchising on consolidated revenues lessened because the number of Company-operated restaurants sold to franchisees has declined compared with 2009 and 2008, in line with our overall strategy. In 2009, constant currency revenue growth was driven by positive comparable sales and expansion, partly offset by the impact of refranchising in certain of the Company's major markets.

Revenues

		Amount		*Increase/(decrease)*		*Increase/(decrease) excluding currency translation*	
Dollars in millions	***2010***	*2009*	*2008*	***2010***	*2009*	***2010***	*2009*
Company-operated sales:							
U.S.	**$ 4,229**	$ 4,295	$ 4,636	**(2)%**	(7)%	**(2)%**	(7)%
Europe	**6,932**	6,721	7,424	**3**	(9)	**5**	3
APMEA	**4,297**	3,714	3,660	**16**	1	**9**	5
Other Countries & Corporate	**775**	729	841	**6**	(13)	**(3)**	(7)
Total	**$16,233**	$15,459	$16,561	**5%**	(7)%	**4%**	0%
Franchised revenues:							
U.S.	**$ 3,883**	$ 3,649	$ 3,442	**6%**	6%	**6%**	6%
Europe	**2,637**	2,553	2,499	**3**	2	**8**	10
APMEA	**769**	623	571	**23**	9	**11**	12
Other Countries & Corporate	**553**	461	449	**20**	3	**16**	9
Total	**$ 7,842**	$ 7,286	$ 6,961	**8%**	5%	**8%**	8%
Total revenues:							
U.S.	**$ 8,112**	$ 7,944	$ 8,078	**2%**	(2)%	**2%**	(2)%
Europe	**9,569**	9,274	9,923	**3**	(7)	**6**	5
APMEA	**5,066**	4,337	4,231	**17**	3	**9**	6
Other Countries & Corporate	**1,328**	1,190	1,290	**12**	(8)	**4**	(2)
Total	**$24,075**	$22,745	$23,522	**6%**	(3)%	**5%**	2%

In the U.S., revenues in 2010 and 2009 were positively impacted by the ongoing appeal of our iconic core products and the success of new products, as well as continued focus on everyday value and convenience. New products introduced in 2010 included McCafé frappés and smoothies as well as the Angus Snack Wraps, while new products introduced in 2009 included McCafé premium coffees and the Angus Third Pounder. Refranchising activity negatively impacted revenue growth in both years.

Europe's constant currency increases in revenues in 2010 and 2009 were primarily driven by comparable sales increases in the U.K., France and Russia (which is entirely Company-operated) as well as expansion in Russia. These increases were partly offset by the impact of refranchising activity, primarily in the U.K. in 2010 and the U.K. and Germany in 2009.

In APMEA, the constant currency increase in revenues in 2010 was primarily driven by comparable sales increases in China, Australia and most other markets. The 2009 increase was primarily driven by comparable sales increases in Australia and most other Asian markets, partly offset by negative comparable sales in China. In addition, expansion in China contributed to the increases in both years.

The following tables present comparable sales and Systemwide sales increases/(decreases):

Comparable sales increases

	2010	2009	2008
U.S.	**3.8%**	2.6%	4.0%
Europe	**4.4**	5.2	8.5
APMEA	**6.0**	3.4	9.0
Other Countries & Corporate	**11.3**	5.5	13.0
Total	**5.0%**	3.8%	6.9%

On a consolidated basis, comparable guest counts increased 4.9%, 1.4% and 3.1% in 2010, 2009 and 2008, respectively.

Systemwide sales increases/(decreases)

			Excluding currency translation	
	2010	2009	**2010**	2009
U.S.	**4%**	3%	**4%**	3%
Europe	**3**	(2)	**7**	7
APMEA	**15**	8	**7**	7
Other Countries & Corporate	**13**		**13**	7
Total	**7%**	2%	**6%**	6%

Franchised sales are not recorded as revenues by the Company, but are the basis on which the Company calculates and records franchised revenues and are indicative of the health of the franchisee base. The following table presents Franchised sales and the related increases:

Franchised Sales

			Amount		*Increase*	*Increase excluding currency translation*	
Dollars in millions	**2010**	2009	2008	**2010**	2009	**2010**	2009
U.S.	**$28,166**	$26,737	$25,351	**5%**	5%	**5%**	5%
Europe	**15,049**	14,573	14,282	**3**	2	**8**	10
APMEA	**11,373**	9,871	8,895	**15**	11	**7**	8
Other Countries & Corporate	**6,559**	5,747	5,604	**14**	3	**15**	9
Total	**$61,147**	$56,928	$54,132	**7%**	5%	**7%**	7%

RESTAURANT MARGINS

- ***Franchised margins***

Franchised margin dollars represent revenues from franchised restaurants less the Company's occupancy costs (rent and depreciation) associated with those sites. Franchised margin dollars represented about two-thirds of the combined restaurant margins in 2010, 2009 and 2008. Franchised margin dollars increased $479 million or 8% (8% in constant currencies) in 2010 and $254 million or 4% (7% in constant currencies) in 2009. Positive comparable sales were the primary driver of the constant currency growth in franchise margin dollars in both years. Refranchising activity also contributed to the constant currency growth in franchise margin dollars in 2009 and to a lesser extent in 2010.

Franchised margins

In millions	**2010**	2009	2008
U.S.	**$3,239**	$3,031	$2,867
Europe	**2,063**	1,998	1,965
APMEA	**686**	559	511
Other Countries & Corporate	**476**	397	388
Total	**$6,464**	$5,985	$5,731
Percent of revenues			
U.S.	**83.4%**	83.1%	83.3%
Europe	**78.2**	78.3	78.6
APMEA	**89.3**	89.6	89.6
Other Countries & Corporate	**86.0**	86.1	86.4
Total	**82.4%**	82.1%	82.3%

In the U.S., the franchised margin percent increase in 2010 was primarily due to positive comparable sales. The 2009 decrease was due to additional depreciation primarily related to the Company's investment in the beverage initiative, partly offset by positive comparable sales.

Europe's franchised margin percent decreased in 2010 and 2009 as positive comparable sales were more than offset by higher occupancy expenses, the cost of strategic brand and sales building initiatives and the refranchising strategy.

In APMEA, the franchised margin percent decrease in 2010 was primarily driven by foreign currency translation, mostly due to the stronger Australian dollar.

The franchised margin percent in APMEA and Other Countries & Corporate is higher relative to the U.S. and Europe due to a larger proportion of developmental licensed and/or affiliated restaurants where the Company receives royalty income with no corresponding occupancy costs.

- ***Company-operated margins***

Company-operated margin dollars represent sales by Company-operated restaurants less the operating costs of these restaurants. Company-operated margin dollars increased $366 million or 13% (12% in constant currencies) in 2010 and decreased $101 million or 3% (increased 3% in constant currencies) in 2009. Positive comparable sales and lower commodity costs were the primary drivers of the constant currency growth in Company-operated margin dollars and percent in 2010. Positive comparable sales, partly offset by higher commodity costs, drove growth in constant currency Company-operated margin dollars and percent in 2009. In addition, refranchising activity negatively impacted Company-operated margin dollars, but benefited Company-operated margin percent in 2009 and to a lesser extent in 2010.

Company-operated margins

In millions	***2010***	*2009*	*2008*
U.S.	**$ 902**	$ 832	$ 856
Europe	**1,373**	1,240	1,340
APMEA	**764**	624	584
Other Countries & Corporate	**134**	111	128
Total	**$3,173**	$2,807	$2,908

Percent of sales			
U.S.	**21.3%**	19.4%	18.5%
Europe	**19.8**	18.4	18.0
APMEA	**17.8**	16.8	15.9
Other Countries & Corporate	**17.2**	15.2	15.3
Total	**19.6%**	18.2%	17.6%

In the U.S., the Company-operated margin percent increased in 2010 due to lower commodity costs and positive comparable sales, partly offset by higher labor costs. The margin percent increased in 2009 due to positive comparable sales, partly offset by additional depreciation related to the beverage initiative and higher commodity costs. Refranchising had a positive impact on both periods.

Europe's Company-operated margin percent increased in 2010 primarily due to positive comparable sales and lower commodity costs, partly offset by higher labor costs. The margin percent increased in 2009 primarily due to positive comparable sales, partly offset by higher commodity and labor costs. In 2009, local inflation and the impact of weaker currencies on the cost of certain imported products drove higher costs, primarily in Russia, and negatively impacted the Company-operated margin percent.

In APMEA, the Company-operated margin percent increased in 2010 primarily due to positive comparable sales and lower commodity costs, partly offset by higher occupancy & other costs and increased labor costs. The margin percent increased in 2009 due to positive comparable sales, partly offset by higher labor costs.

▪ *Supplemental information regarding Company-operated restaurants*

We continually review our restaurant ownership mix with a goal of improving local relevance, profits and returns. In most cases, franchising is the best way to achieve these goals, but as previously stated, Company-operated restaurants are also important to our success.

We report results for Company-operated restaurants based on their sales, less costs directly incurred by that business including occupancy costs. We report the results for franchised restaurants based on franchised revenues, less associated occupancy costs. For this reason and because we manage our business based on geographic segments and not on the basis of our ownership structure, we do not specifically allocate selling, general & administrative expenses and other operating (income) expenses to Company-operated or franchised restaurants. Other operating items that relate to the Company-operated restaurants generally include gains/losses on sales of restaurant businesses and write-offs of equipment and leasehold improvements.

We believe the following information about Company-operated restaurants in our most significant markets provides an additional perspective on this business. Management responsible for our Company-operated restaurants in these markets analyzes the Company-operated business on this basis to assess its performance. Management of the Company also considers this information when evaluating restaurant ownership mix, subject to other relevant considerations.

The following table seeks to illustrate the two components of our Company-operated margins. The first of these relates exclusively to restaurant operations, which we refer to as "Store operating margin." The second relates to the value of our brand and the real estate interest we retain for which we charge rent and royalties. We refer to this component as "Brand/real estate margin." Both Company-operated and conventional franchised restaurants are charged rent and royalties, although rent and royalties for Company-operated restaurants are eliminated in consolidation. Rent and royalties for both restaurant ownership types are based on a percentage of sales, and the actual rent percentage varies depending on the level of McDonald's investment in the restaurant. Royalty rates may also vary by market.

As shown in the following table, in disaggregating the components of our Company-operated margins, certain costs with respect to Company-operated restaurants are reflected in Brand/real estate margin. Those costs consist of rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements and constitute a portion of occupancy & other operating expenses recorded in the Consolidated statement of income. Store operating margins reflect rent and royalty expenses, and those amounts are accounted for as income in calculating Brand/real estate margin.

While we believe that the following information provides a perspective in evaluating our Company-operated business, it is not intended as a measure of our operating performance or as an alternative to operating income or restaurant margins as reported by the Company in accordance with accounting principles generally accepted in the U.S. In particular, as noted previously, we do not allocate selling, general & administrative expenses to our Company-operated business. However, we believe that a range of $40,000 to $50,000 per restaurant, on average, is a typical range of costs to support this business in the U.S. The actual costs in markets outside the U.S. will vary depending on local circumstances and the organizational structure of the market. These costs reflect the indirect services we believe are necessary to provide the appropriate support of the restaurant.

Dollars in millions	U.S. 2010	2009	2008	Europe 2010	2009	2008
As reported						
Number of Company-operated restaurants at year end	**1,550**	1,578	1,782	**2,005**	2,001	2,024
Sales by Company-operated restaurants	**$4,229**	$4,295	$4,636	**$ 6,932**	$ 6,721	$ 7,424
Company-operated margin	**$ 902**	$ 832	$ 856	**$ 1,373**	$ 1,240	$ 1,340
Store operating margin						
Company-operated margin	**$ 902**	$ 832	$ 856	**$ 1,373**	$ 1,240	$ 1,340
Plus:						
Outside rent expense(1)	**60**	65	74	**223**	222	254
Depreciation—buildings & leasehold improvements(1)	**65**	70	70	**105**	100	110
Less:						
Rent & royalties(2)	**(619)**	(634)	(684)	**(1,335)**	(1,306)	(1,435)
Store operating margin	**$ 408**	$ 333	$ 316	**$ 366**	$ 256	$ 269
Brand/real estate margin						
Rent & royalties(2)	**$ 619**	$ 634	$ 684	**$ 1,335**	$ 1,306	$ 1,435
Less:						
Outside rent expense(1)	**(60)**	(65)	(74)	**(223)**	(222)	(254)
Depreciation—buildings & leasehold improvements(1)	**(65)**	(70)	(70)	**(105)**	(100)	(110)
Brand/real estate margin	**$ 494**	$ 499	$ 540	**$ 1,007**	$ 984	$ 1,071

(1) Represents certain costs recorded as occupancy & other operating expenses in the Consolidated statement of income – rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements. This adjustment is made to reflect these occupancy costs in Brand/real estate margin. The relative percentage of sites that are owned versus leased varies by country.

(2) Reflects average Company–operated rent and royalties (as a percentage of 2010 sales: U.S. – 14.6% and Europe – 19.3%). This adjustment is made to reflect expense in Store operating margin and income in Brand/real estate margin. Countries within Europe have varying economic profiles and a wide range of rent and royalty rates as a percentage of sales.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Consolidated selling, general & administrative expenses increased 4% (4% in constant currencies) in 2010 and decreased 5% (2% in constant currencies) in 2009. The Vancouver Winter Olympics in February and the Company's biennial Worldwide Owner/Operator Convention in April contributed to the increase in 2010. The 2009 expenses decreased partly due to costs in 2008 related to the Beijing Summer Olympics and the Company's biennial Worldwide Owner/Operator Convention.

Selling, general & administrative expenses

Dollars in millions	Amount 2010	2009	2008	Increase/(decrease) 2010	2009	Increase/(decrease) excluding currency translation 2010	2009
U.S.	**$ 781**	$ 751	$ 745	**4%**	1%	**4%**	1%
Europe	**653**	655	714		(8)	**2**	
APMEA	**306**	276	300	**10**	(8)	**4**	(5)
Other Countries & Corporate(1)	**593**	552	596	**7**	(7)	**5**	(7)
Total	**$2,333**	$2,234	$2,355	**4%**	(5)%	**4%**	(2)%

(1) Included in Other Countries & Corporate are home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training.

Selling, general & administrative expenses as a percent of revenues were 9.7% in 2010 compared with 9.8% in 2009 and 10.0% in 2008. Selling, general & administrative expenses as a percent of Systemwide sales were 3.0% in 2010 compared with 3.1% in 2009 and 3.3% in 2008. Management believes that analyzing selling, general & administrative expenses as a percent of Systemwide sales, as well as revenues, is meaningful because these costs are incurred to support Systemwide restaurants.

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET

The Company recorded impairment and other charges (credits), net of $29 million in 2010, ($61) million in 2009 and $6 million in 2008. Management does not include these items when reviewing business performance trends because we do not believe these items are indicative of expected ongoing results.

Impairment and other charges (credits), net

In millions, except per share data	***2010***	*2009*	*2008*
Europe	**$ 1**	$ 4	$ 6
APMEA	**49**		
Other Countries & Corporate	**(21)**	(65)	
Total	**$ 29**	$ (61)	$ 6
After tax(1)	**$ 25**	$ (91)	$ 4
Earnings per common share – diluted	**$0.02**	$(0.08)	$0.01

(1) Certain items were not tax effected.

In 2010, the Company recorded expense of $29 million primarily related to its share of restaurant closing costs in McDonald's Japan in conjunction with the first quarter strategic review of the market's restaurant portfolio, partly offset by income related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

In 2009, the Company recorded income of $61 million related primarily to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. The Company also recognized a tax benefit in 2009 in connection with this income, mainly related to the release of a tax valuation allowance.

OTHER OPERATING (INCOME) EXPENSE, NET

Other operating (income) expense, net

In millions	***2010***	*2009*	*2008*
Gains on sales of restaurant businesses	**$ (79)**	$(113)	$(126)
Equity in earnings of unconsolidated affiliates	**(164)**	(168)	(111)
Asset dispositions and other expense	**45**	59	72
Total	**$(198)**	$(222)	$(165)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who generally have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business. The Company realized lower gains on sales of restaurant businesses in 2010 compared with 2009 and 2008 primarily as a result of selling less Company-operated restaurants to franchisees.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates, but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets – primarily Japan – results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. is reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants. Results in 2010 reflected a reduction in the number of unconsolidated affiliate restaurants worldwide partly offset by improved operating performance in Japan. Results in 2009 also reflected improved operating performance in Japan and benefited from the stronger Japanese Yen.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for restaurant closings and uncollectible receivables, asset write-offs due to restaurant reinvestment, and other miscellaneous income and expenses.

OPERATING INCOME

Operating income

Dollars in millions	2010	2009	Amount 2008	Increase/(decrease) 2010	2009	Increase/(decrease) excluding currency translation 2010	2009
U.S.	**$3,446**	$3,232	$3,060	**7%**	6%	**7%**	6%
Europe	**2,797**	2,588	2,608	**8**	(1)	**12**	8
APMEA	**1,200**	989	819	**21**	21	**11**	23
Other Countries & Corporate	**30**	32	(44)	**(6)**	nm	**(43)**	nm
Total	**$7,473**	$6,841	$6,443	**9%**	6%	**9%**	10%

nm Not meaningful.

In the U.S., 2010 results increased due to higher combined restaurant margin dollars. Results for 2009 increased primarily due to higher franchised margin dollars.

In Europe, results for 2010 and 2009 were driven by stronger operating performance in France, Russia and the U.K.

In APMEA, 2010 results increased due to stronger results in Australia and many other markets. The Company's share of impairment charges related to restaurant closings in Japan negatively impacted the growth rate by 4 percentage points for the year. Results for 2009 were driven primarily by strong results in Australia and expansion in China.

In Other Countries & Corporate, results for 2010 and 2009 included income of $21 million and $65 million, respectively, primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

▪ *Combined operating margin*

Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for 2010, 2009 and 2008 was 31.0%, 30.1% and 27.4%, respectively. Impairment and other charges (credits), net negatively impacted the combined operating margin by 0.2 percentage points in 2010, while positively impacting it by 0.3 percentage points in 2009.

INTEREST EXPENSE

Interest expense decreased in 2010 primarily due to lower average interest rates slightly offset by higher average debt balances. Interest expense decreased in 2009 primarily due to lower average interest rates, and to a lesser extent, weaker foreign currencies, partly offset by higher average debt levels.

NONOPERATING (INCOME) EXPENSE, NET

Nonoperating (income) expense, net

In millions	2010	2009	2008
Interest income	**$(20)**	$(19)	$(85)
Foreign currency and hedging activity	**(2)**	(32)	(5)
Other expense	**44**	27	12
Total	**$ 22**	$(24)	$(78)

Interest income consists primarily of interest earned on short-term cash investments. Interest income decreased in 2009 primarily due to lower average interest rates. Foreign currency and hedging activity primarily relates to net gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign currency cash flow streams. Other expense primarily consists of amortization of debt issuance costs and other nonoperating income and expenses.

GAIN ON SALE OF INVESTMENT

In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, for total consideration of $140 million. As a result of the transaction, the Company recognized a nonoperating pretax gain of $95 million (after tax–$59 million or $0.05 per share).

In 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received cash proceeds of $229 million and recognized a nonoperating pretax gain of $160 million (after tax–$109 million or $0.09 per share).

PROVISION FOR INCOME TAXES

In 2010, 2009 and 2008, the reported effective income tax rates were 29.3%, 29.8% and 30.0%, respectively.

In 2010, the effective income tax rate decreased due to higher tax benefits related to foreign operations.

In 2009, the effective income tax rate benefited by 0.7 percentage points primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Consolidated net deferred tax liabilities included tax assets, net of valuation allowance, of $1.6 billion and $1.4 billion in 2010 and 2009, respectively. Substantially all of the net tax assets arose in the U.S. and other profitable markets.

ACCOUNTING CHANGES

▪ *Fair value measurements*

In 2006, the Financial Accounting Standards Board (FASB) issued guidance on fair value measurements, codified primarily in the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (ASC). This guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of the guidance, as issued, were effective January 1, 2008. However, in February 2008, the FASB deferred the effective date for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (i.e., at least annually). The Company adopted the required provisions related to debt and derivatives as of January 1, 2008 and adopted the remaining required provisions for non-financial assets and liabilities as of January 1, 2009. The effect of adoption was not significant in either period.

- ***Variable interest entities and consolidation***

In June 2009, the FASB issued amendments to the guidance on variable interest entities and consolidation, codified primarily in the Consolidation Topic of the FASB ASC. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company's involvement with a variable interest entity. The Company adopted this guidance as of January 1, 2010.

On an ongoing basis, the Company evaluates its business relationships such as those with franchisees, joint venture partners, developmental licensees, suppliers, and advertising cooperatives to identify potential variable interest entities. Generally, these businesses qualify for a scope exception under the consolidation guidance. The Company has concluded that consolidation of any such entities is not appropriate for the periods presented. As a result, the adoption did not have any impact on the Company's consolidated financial statements.

Cash Flows

The Company generates significant cash from its operations and has substantial credit availability and capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases.

Cash provided by operations totaled $6.3 billion and exceeded capital expenditures by $4.2 billion in 2010, while cash provided by operations totaled $5.8 billion and exceeded capital expenditures by $3.8 billion in 2009. In 2010, cash provided by operations increased $591 million or 10% compared with 2009 primarily due to increased operating results. In 2009, cash provided by operations decreased $166 million or 3% compared with 2008 despite increased operating results, primarily due to higher income tax payments, higher noncash income items and the receipt of $143 million in 2008 related to the completion of an IRS examination.

Cash used for investing activities totaled $2.1 billion in 2010, an increase of $401 million compared with 2009. This reflects higher capital expenditures and lower proceeds from sales of investments and restaurant businesses. Cash used for investing activities totaled $1.7 billion in 2009, an increase of $31 million compared with 2008. This reflects lower proceeds from sales of investments, restaurant businesses and property, offset by lower capital expenditures, primarily in the U.S.

Cash used for financing activities totaled $3.7 billion in 2010, a decrease of $692 million compared with 2009, primarily due to higher net debt issuances, higher proceeds from stock option exercises and lower treasury stock purchases, partly offset by an increase in the common stock dividend. Cash used for financing activities totaled $4.4 billion in 2009, an increase of $307 million compared with 2008, primarily due to lower net debt issuances, an increase in the common stock dividend and lower proceeds from stock option exercises, partly offset by lower treasury stock purchases.

As a result of the above activity, the Company's cash and equivalents balance increased $591 million in 2010 to $2.4 billion, compared with a decrease of $267 million in 2009. In addition to cash and equivalents on hand and cash provided by operations, the Company can meet short-term funding needs through its continued access to commercial paper borrowings and line of credit agreements.

RESTAURANT DEVELOPMENT AND CAPITAL EXPENDITURES

In 2010, the Company opened 957 traditional restaurants and 35 satellite restaurants (small, limited-menu restaurants for which the land and building are generally leased), and closed 406 traditional restaurants and 327 satellite restaurants. Of these closures, there were over 400 in McDonald's Japan due to the strategic review of the market's restaurant portfolio. In 2009, the Company opened 824 traditional restaurants and 44 satellite restaurants and closed 215 traditional restaurants and 142 satellite restaurants. The majority of restaurant openings and closings occurred in the major markets in both years. The Company closes restaurants for a variety of reasons, such as existing sales and profit performance or loss of real estate tenure.

Systemwide restaurants at year end(1)

	2010	2009	2008
U.S.	**14,027**	13,980	13,918
Europe	**6,969**	6,785	6,628
APMEA	**8,424**	8,488	8,255
Other Countries & Corporate	**3,317**	3,225	3,166
Total	**32,737**	32,478	31,967

(1) Includes satellite units at December 31, 2010, 2009 and 2008 as follows: U.S. – 1,112, 1,155, 1,169; Europe–239, 241, 226; APMEA (primarily Japan)–1,010, 1,263, 1,379; Other Countries & Corporate–470, 464, 447.

Approximately 65% of Company-operated restaurants and about 80% of franchised restaurants were located in the major markets at the end of 2010. About 80% of the restaurants at year-end 2010 were franchised.

Capital expenditures increased $183 million or 9% in 2010 primarily due to higher investment in new restaurants. Capital expenditures decreased $184 million or 9% in 2009 primarily due to fewer restaurant openings, lower reinvestment in existing restaurants in the U.S. and the impact of foreign currency translation. In both years, capital expenditures reflected the Company's commitment to grow sales at existing restaurants, including reinvestment initiatives such as reimaging in many markets around the world.

Capital expenditures invested in major markets, excluding Japan, represented over 65% of the total in 2010, 2009 and 2008. Japan is accounted for under the equity method, and accordingly its capital expenditures are not included in consolidated amounts.

Capital expenditures

In millions	**2010**	2009	2008
New restaurants	**$ 968**	$ 809	$ 897
Existing restaurants	**1,089**	1,070	1,152
Other(1)	**78**	73	87
Total capital expenditures	**$ 2,135**	$ 1,952	$ 2,136
Total assets	**$31,975**	$30,225	$28,462

(1) Primarily corporate equipment and other office-related expenditures.

New restaurant investments in all years were concentrated in markets with acceptable returns or opportunities for long-term growth. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies, and leveraging best practices. Although the Company is not responsible for all costs for every restaurant opened, total development costs (consisting of land, buildings and equipment) for new traditional McDonald's restaurants in the U.S. averaged approximately $2.6 million in 2010.

The Company owned approximately 45% of the land and about 70% of the buildings for restaurants in its consolidated markets at year-end 2010 and 2009.

SHARE REPURCHASES AND DIVIDENDS

In 2010, the Company returned $5.1 billion to shareholders through a combination of shares repurchased and dividends paid.

Shares repurchased and dividends

In millions, except per share data	***2010***	*2009*	*2008*
Number of shares repurchased	**37.8**	50.3	69.7
Shares outstanding at year end	**1,054**	1,077	1,115
Dividends declared per share	**$ 2.26**	$ 2.05	$1.625
Dollar amount of shares repurchased	**$2,649**	$2,854	$3,981
Dividends paid	**2,408**	2,235	1,823
Total returned to shareholders	**$5,057**	$5,089	$5,804

In September 2009, the Company's Board of Directors approved a $10 billion share repurchase program with no specified expiration date. In 2009 and 2010 combined, approximately 45 million shares have been repurchased for $3.1 billion under this program. This program replaced the $10 billion share repurchase program that the Company's Board of Directors approved in September 2007.

The Company has paid dividends on its common stock for 35 consecutive years and has increased the dividend amount every year. The 2010 full year dividend of $2.26 per share reflects the quarterly dividend paid for each of the first three quarters of $0.55 per share, with an increase to $0.61 per share paid in the fourth quarter. This 11% increase in the quarterly dividend equates to a $2.44 per share annual dividend rate and reflects the Company's confidence in the ongoing strength and reliability of its cash flow. As in the past, future dividend amounts will be considered after reviewing profitability expectations and financing needs, and will be declared at the discretion of the Company's Board of Directors.

Financial Position and Capital Resources

TOTAL ASSETS AND RETURNS

Total assets increased $1.8 billion or 6% in 2010. Excluding the effect of changes in foreign currency exchange rates, total assets increased $1.7 billion in 2010. Over 70% of total assets were in major markets at year-end 2010. Net property and equipment increased $529 million in 2010 and represented about 70% of total assets at year end. Excluding the effect of changes in foreign currency exchange rates, net property and equipment increased $719 million primarily due to capital expenditures, partly offset by depreciation.

Operating income is used to compute return on average assets, while net income is used to calculate return on average common equity. Month-end balances are used to compute both average assets and average common equity.

Returns on assets and equity

	2010	*2009*	*2008*
Return on average assets	**24.7%**	23.4%	21.8%
Return on average common equity	**35.3**	34.0	30.6

In 2010, 2009 and 2008, return on average assets and return on average common equity benefited from strong global operating results. Operating income, as reported, does not include interest income; however, cash balances are included in average assets. The inclusion of cash balances in average assets reduced return on average assets by 1.9 percentage points, 2.0 percentage points and 1.9 percentage points in 2010, 2009 and 2008, respectively.

FINANCING AND MARKET RISK

The Company generally borrows on a long-term basis and is exposed to the impact of interest rate changes and foreign currency fluctuations. Debt obligations at December 31, 2010 totaled $11.5 billion, compared with $10.6 billion at December 31, 2009. The net increase in 2010 was primarily due to net issuances of $787 million and changes in exchange rates on foreign currency denominated debt of $140 million.

Debt highlights(1)

	2010	*2009*	*2008*
Fixed-rate debt as a percent of total debt(2,3)	**66%**	68%	72%
Weighted-average annual interest rate of total debt(3)	**4.3**	4.5	5.0
Foreign currency-denominated debt as a percent of total debt(2)	**41**	43	45
Total debt as a percent of total capitalization (total debt and total shareholders' equity)(2)	**44**	43	43
Cash provided by operations as a percent of total debt(2)	**55**	55	59

(1) All percentages are as of December 31, except for the weighted-average annual interest rate, which is for the year.

(2) Based on debt obligations before the effect of fair value hedging adjustments. This effect is excluded as these adjustments have no impact on the obligation at maturity. See Debt financing note to the consolidated financial statements.

(3) Includes the effect of interest rate exchange agreements.

Fitch, Standard & Poor's and Moody's currently rate, with a stable outlook, the Company's commercial paper F1, A-1 and P-1, respectively; and its long-term debt A, A and A2, respectively.

Certain of the Company's debt obligations contain cross-acceleration provisions and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Under existing authorization from the Company's Board of Directors, at December 31, 2010, the Company has $3 billion of authority remaining to borrow funds, including through (i) public or private offering of debt securities; (ii) direct borrowing from banks or other financial institutions; and (iii) other forms of indebtedness. In addition to registered debt securities on a U.S. shelf registration statement and a Global Medium-Term Notes program, the Company has $1.3 billion available under committed line of credit agreements as well as authority to issue commercial paper in the U.S. and Global market (see Debt financing note to the consolidated financial statements). Debt maturing in 2011 is approximately $601 million of long-term corporate debt. In 2011, the Company expects to issue commercial paper and long-term debt to refinance this maturing debt. The Company also has $595 million of foreign currency bank line borrowings outstanding at year-end 2010.

The Company uses major capital markets, bank financings and derivatives to meet its financing requirements and reduce interest expense. The Company manages its debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, terminating exchange agreements and using derivatives. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes. All exchange agreements are over-the-counter instruments.

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate exchange agreements and finances in the currencies in which assets are denominated. The Company uses foreign currency debt and derivatives to hedge the foreign currency risk associated with certain royalties, intercompany financings and long-term investments in foreign subsidiaries and affiliates. This reduces the impact of fluctuating foreign currencies on cash flows and shareholders' equity. Total foreign currency-denominated debt was $4.7 billion and $4.5 billion for the years ended December 31, 2010 and 2009, respectively. In addition, where practical, the Company's restaurants purchase goods and services in local currencies resulting in natural hedges. See Summary of significant accounting policies note to the consolidated financial statements related to financial instruments and hedging activities for additional information regarding the accounting impact and use of derivatives.

The Company does not have significant exposure to any individual counterparty and has master agreements that contain netting arrangements. Certain of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2010, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where our counterparty was required to post collateral on its liability position.

The Company's net asset exposure is diversified among a broad basket of currencies. The Company's largest net asset exposures (defined as foreign currency assets less foreign currency liabilities) at year end were as follows:

Foreign currency net asset exposures

In millions of U.S. Dollars	***2010***	*2009*
Euro	**$5,465**	$5,151
Australian Dollars	**2,075**	1,460
Canadian Dollars	**1,123**	981
Russian Ruble	**589**	501
British Pounds Sterling	**547**	679

The Company prepared sensitivity analyses of its financial instruments to determine the impact of hypothetical changes in interest rates and foreign currency exchange rates on the Company's results of operations, cash flows and the fair value of its financial instruments. The interest rate analysis assumed a one percentage point adverse change in interest rates on all financial instruments, but did not consider the effects of the reduced level of economic activity that could exist in such an environment. The foreign currency rate analysis assumed that each foreign currency rate would change by 10% in the same direction relative to the U.S. Dollar on all financial instruments; however, the analysis did not include the potential impact on revenues, local currency prices or the effect of fluctuating currencies on the Company's anticipated foreign currency royalties and other payments received in the U.S. Based on the results of these analyses of the Company's financial instruments, neither a one percentage point adverse change in interest rates from 2010 levels nor a 10% adverse change in foreign currency rates from 2010 levels would materially affect the Company's results of operations, cash flows or the fair value of its financial instruments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has long-term contractual obligations primarily in the form of lease obligations (related to both Company-operated and franchised restaurants) and debt obligations. In addition, the Company has long-term revenue and cash flow streams that relate to its franchise arrangements. Cash provided by operations (including cash provided by these franchise arrangements) along with the Company's borrowing capacity and other sources of cash will be used to satisfy the obligations. The following table summarizes the Company's contractual obligations and their aggregate maturities as well as future minimum rent payments due to the Company under existing franchise arrangements as of December 31, 2010. See discussions of cash flows and financial position and capital resources as well as the Notes to the consolidated financial statements for further details.

	Contractual cash outflows		*Contractual cash inflows*
In millions	*Operating leases*	*Debt obligations*[(1)]	*Minimum rent under franchise arrangements*
2011	$ 1,200	$ 8	$ 2,349
2012	1,116	2,212	2,289
2013	1,034	1,007	2,216
2014	926	708	2,120
2015	827	675	2,001
Thereafter	6,018	6,818	15,379
Total	$11,121	$11,428	$26,354

(1) The maturities reflect reclassifications of short-term obligations to long-term obligations of $1.2 billion, as they are supported by a long-term line of credit agreement expiring in March 2012. Debt obligations do not include $77 million of noncash fair value hedging adjustments or $201 million of accrued interest.

The Company maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the qualified benefit plans because of IRS limitations. At December 31, 2010, total liabilities for the supplemental plans were $439 million. In addition, total liabilities for international retirement plans were $153 million and the Company recorded gross unrecognized tax benefits of $573 million.

Other Matters

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under various assumptions or conditions.

The Company reviews its financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. The Company believes that of its significant accounting policies, the following involve a higher degree of judgment and/or complexity:

- ***Property and equipment***

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will generate revenue (not to exceed lease term plus options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The Company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the accelerated recognition of depreciation and amortization expense or write-offs in future periods.

- ***Share-based compensation***

The Company has a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units (RSUs) to employees and nonemployee directors. The expense for these equity-based incentives is based on their fair value at date of grant and generally amortized over their vesting period.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The pricing model requires assumptions, which impact the assumed fair value, including the expected life of the stock option, the risk-free interest rate, expected volatility of the Company's stock over the expected life and the expected dividend yield. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future years. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

- ***Long-lived assets impairment review***

Long-lived assets (including goodwill) are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the Company's long-lived assets, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company's experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales. If the Company's estimates or underlying assumptions change in the future, the Company may be required to record impairment charges. Based on the annual goodwill impairment test, conducted in the fourth quarter, the Company does not have any reporting units (defined as each individual country) with goodwill currently at risk of impairment.

- ***Litigation accruals***

From time to time, the Company is subject to proceedings, lawsuits and other claims related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

- ***Income taxes***

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax strategies, including the sale of appreciated assets, in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the Company may be required to adjust its valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. In 2010, the Internal Revenue Service (IRS) concluded its field examination of the Company's U.S. federal income tax returns for 2007 and 2008. As part of this exam, the Company resolved proposed adjustments related to transfer pricing matters that were previously received from the IRS. The tax provision impact associated with the completion of this field examination was not significant. The Company continues to disagree with the IRS' proposed adjustments related to certain foreign tax credits of about $400 million, excluding interest and potential penalties. The Company continues to believe that these adjustments are not justified, and intends to pursue all available remedies. The Company cannot predict with certainty the timing of resolution; however, the Company does not believe the resolution will have a material impact on its results of operations or cash flows. During 2008, the IRS examination of the Company's 2005 and 2006 U.S. federal income tax returns was completed. The tax provision impact associated with the completion of this examination was not significant. The IRS examination of the Company's 2009 and 2010 U.S. federal income tax returns is expected to begin in 2011.

Deferred U.S. income taxes have not been recorded for temporary differences totaling $11.0 billion related to investments in certain foreign subsidiaries and corporate affiliates. The temporary differences consist primarily of undistributed earnings that are considered permanently invested in operations outside the U.S. If management's intentions change in the future, deferred taxes may need to be provided.

EFFECTS OF CHANGING PRICES—INFLATION

The Company has demonstrated an ability to manage inflationary cost increases effectively. This ability is because of rapid inventory turnover, the ability to adjust menu prices, cost controls and substantial property holdings, many of which are at fixed costs and partly financed by debt made less expensive by inflation.

RISK FACTORS AND CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This report includes forward-looking statements about our plans and future performance, including those under Outlook for 2011. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. We have identified the principal risks and uncertainties that affect our performance in the Company's filings with the Securities and Exchange Commission, and investors are urged to consider these risks and uncertainties when evaluating our historical and expected performance.

RECONCILIATION OF RETURNS ON INCREMENTAL INVESTED CAPITAL

Return on incremental invested capital (ROIIC) is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. This measure is calculated using operating income and constant foreign exchange rates to exclude the impact of foreign currency translation. The numerator is the Company's incremental operating income plus depreciation and amortization from the base period.

The denominator is the weighted-average adjusted cash used for investing activities during the applicable one- or three-year period. Adjusted cash used for investing activities is defined as cash used for investing activities less cash generated from investing activities related to the Boston Market, Latin America developmental license, Pret A Manger and Redbox transactions. The weighted-average adjusted cash used for investing activities is based on a weighting applied on a quarterly basis. These weightings are used to reflect the estimated contribution of each quarter's investing activities to incremental operating income. For example, fourth quarter 2010 investing activities are weighted less because the assets purchased have only recently been deployed and would have generated little incremental operating income (12.5% of fourth quarter 2010 investing activities are included in the one-year and three-year calculations). In contrast, fourth quarter 2009 is heavily weighted because the assets purchased were deployed more than 12 months ago, and therefore have a full year impact on 2010 operating income, with little or no impact to the base period (87.5% and 100.0% of fourth quarter 2009 investing activities are included in the one-year and three-year calculations, respectively). Management believes that weighting cash used for investing activities provides a more accurate reflection of the relationship between its investments and returns than a simple average.

The reconciliations to the most comparable measurements, in accordance with accounting principles generally accepted in the U.S., for the numerator and denominator of the one-year and three-year ROIIC are as follows *(dollars in millions)*:

One-year ROIIC Calculation

Years ended December 31,	**2010**	2009	*Incremental change*
NUMERATOR:			
Operating income	**$7,473.1**	$6,841.0	$ 632.1
Depreciation and amortization	**1,276.2**	1,216.2	60.0
Currency translation(1)			(22.2)
Incremental adjusted operating income plus depreciation and amortization (at constant foreign exchange rates)			**$ 669.9**
DENOMINATOR:			
Weighted–average adjusted cash used for investing activities(2)			$1,821.1
Currency translation(1)			(26.5)
Weighted–average adjusted cash used for investing activities (at constant foreign exchange rates)			**$1,794.6**
One-year ROIIC(3)			**37.3%**

(1) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(2) Represents one-year weighted-average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the two-year period ended December 31, 2010.

	Years ended December 31,	
	2009	***2010***
Cash used for investing activities	*$1,655.3*	***$2,056.0***
Less: Cash generated from investing activities related to Redbox transaction	*(144.9)*	
Adjusted cash used for investing activities	*$1,800.2*	***$2,056.0***
AS A PERCENT		
Quarters ended:		
March 31	*12.5%*	***87.5%***
June 30	*37.5*	***62.5***
September 30	*62.5*	***37.5***
December 31	*87.5*	***12.5***

(3) The impact of impairment and other charges (credits), net between 2010 and 2009 negatively impacted the one-year ROIIC by 4.3 percentage points.

Three-year ROIIC Calculation

Years ended December 31,	**2010**	2007	*Incremental change*
NUMERATOR:			
Operating income	**$7,473.1**	$3,879.0	$ 3,594.1
Depreciation and amortization(4)	**1,276.2**	1,192.8	83.4
Latin America developmental license transaction(5)		1,665.3	(1,665.3)
Currency translation(6)			137.8
Incremental adjusted operating income plus depreciation and amortization (at constant foreign exchange rates)			**$ 2,150.0**
DENOMINATOR:			
Weighted–average adjusted cash used for investing activities(7)			$ 5,626.3
Currency translation(6)			(17.9)
Weighted–average adjusted cash used for investing activities (at constant foreign exchange rates)			**$ 5,608.4**
Three-year ROIIC(8)			**38.3%**

(4) Represents depreciation and amortization from continuing operations.

(5) Represents impairment charges as a result of the Company's sale of its businesses in 18 Latin American and Caribbean markets to a developmental licensee.

(6) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(7) Represents three-year weighted-average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the four-year period ended December 31, 2010.

	Years ended December 31,			
	2007	*2008*	*2009*	***2010***
Cash used for investing activities	*$1,150.1*	*$1,624.7*	*$1,655.3*	***$2,056.0***
Less: Cash generated from investing activities related to				
Boston Market transaction	*(184.3)*			
Latin America developmental license transaction	*(647.5)*			
Pret A Manger transaction		*(229.4)*		
Redbox transaction			*(144.9)*	
Adjusted cash used for investing activities	*$1,981.9*	*$1,854.1*	*$1,800.2*	***$2,056.0***
AS A PERCENT				
Quarters ended:				
March 31	*12.5%*	*100.0%*	*100.0%*	***87.5%***
June 30	*37.5*	*100.0*	*100.0*	***62.5***
September 30	*62.5*	*100.0*	*100.0*	***37.5***
December 31	*87.5*	*100.0*	*100.0*	***12.5***

(8) The impact of impairment and other charges (credits), net between 2010 and 2007 did not impact the three-year ROIIC.

Consolidated Statement of Income

In millions, except per share data	*Years ended December 31,* ***2010***	*2009*	*2008*
REVENUES			
Sales by Company-operated restaurants	**$16,233.3**	$15,458.5	$16,560.9
Revenues from franchised restaurants	**7,841.3**	7,286.2	6,961.5
Total revenues	**24,074.6**	22,744.7	23,522.4
OPERATING COSTS AND EXPENSES			
Company-operated restaurant expenses			
Food & paper	**5,300.1**	5,178.0	5,586.1
Payroll & employee benefits	**4,121.4**	3,965.6	4,300.1
Occupancy & other operating expenses	**3,638.0**	3,507.6	3,766.7
Franchised restaurants–occupancy expenses	**1,377.8**	1,301.7	1,230.3
Selling, general & administrative expenses	**2,333.3**	2,234.2	2,355.5
Impairment and other charges (credits), net	**29.1**	(61.1)	6.0
Other operating (income) expense, net	**(198.2)**	(222.3)	(165.2)
Total operating costs and expenses	**16,601.5**	15,903.7	17,079.5
Operating income	**7,473.1**	6,841.0	6,442.9
Interest expense–net of capitalized interest of $12.0, $11.7 and $12.3	**450.9**	473.2	522.6
Nonoperating (income) expense, net	**21.9**	(24.3)	(77.6)
Gain on sale of investment		(94.9)	(160.1)
Income before provision for income taxes	**7,000.3**	6,487.0	6,158.0
Provision for income taxes	**2,054.0**	1,936.0	1,844.8
Net income	**$ 4,946.3**	$ 4,551.0	$ 4,313.2
Earnings per common share–basic	**$ 4.64**	$ 4.17	$ 3.83
Earnings per common share–diluted	**$ 4.58**	$ 4.11	$ 3.76
Dividends declared per common share	**$ 2.26**	$ 2.05	$ 1.625
Weighted-average shares outstanding–basic	**1,066.0**	1,092.2	1,126.6
Weighted-average shares outstanding–diluted	**1,080.3**	1,107.4	1,146.0

See Notes to consolidated financial statements.

Consolidated Balance Sheet

In millions, except per share data	*December 31,* ***2010***	*2009*
ASSETS		
Current assets		
Cash and equivalents	**$ 2,387.0**	$ 1,796.0
Accounts and notes receivable	**1,179.1**	1,060.4
Inventories, at cost, not in excess of market	**109.9**	106.2
Prepaid expenses and other current assets	**692.5**	453.7
Total current assets	**4,368.5**	3,416.3
Other assets		
Investments in and advances to affiliates	**1,335.3**	1,212.7
Goodwill	**2,586.1**	2,425.2
Miscellaneous	**1,624.7**	1,639.2
Total other assets	**5,546.1**	5,277.1
Property and equipment		
Property and equipment, at cost	**34,482.4**	33,440.5
Accumulated depreciation and amortization	**(12,421.8)**	(11,909.0)
Net property and equipment	**22,060.6**	21,531.5
Total assets	**$ 31,975.2**	$ 30,224.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 943.9**	$ 636.0
Income taxes	**111.3**	202.4
Other taxes	**275.6**	277.4
Accrued interest	**200.7**	195.8
Accrued payroll and other liabilities	**1,384.9**	1,659.0
Current maturities of long-term debt	**8.3**	18.1
Total current liabilities	**2,924.7**	2,988.7
Long-term debt	**11,497.0**	10,560.3
Other long-term liabilities	**1,586.9**	1,363.1
Deferred income taxes	**1,332.4**	1,278.9
Shareholders' equity		
Preferred stock, no par value; authorized – 165.0 million shares; issued – none		
Common stock, $.01 par value; authorized – 3.5 billion shares; issued – 1,660.6 million shares	**16.6**	16.6
Additional paid-in capital	**5,196.4**	4,853.9
Retained earnings	**33,811.7**	31,270.8
Accumulated other comprehensive income	**752.9**	747.4
Common stock in treasury, at cost; 607.0 and 583.9 million shares	**(25,143.4)**	(22,854.8)
Total shareholders' equity	**14,634.2**	14,033.9
Total liabilities and shareholders' equity	**$ 31,975.2**	$ 30,224.9

See Notes to consolidated financial statements.

Consolidated Statement of Cash Flows

In millions Years ended December 31,	**2010**	2009	2008
Operating activities			
Net income	**$ 4,946.3**	$ 4,551.0	$ 4,313.2
Adjustments to reconcile to cash provided by operations			
Charges and credits:			
Depreciation and amortization	**1,276.2**	1,216.2	1,207.8
Deferred income taxes	**(75.7)**	203.0	101.5
Impairment and other charges (credits), net	**29.1**	(61.1)	6.0
Gain on sale of investment		(94.9)	(160.1)
Share-based compensation	**83.1**	112.9	112.5
Other	**211.6**	(347.1)	90.5
Changes in working capital items:			
Accounts receivable	**(50.1)**	(42.0)	16.1
Inventories, prepaid expenses and other current assets	**(50.8)**	1.0	(11.0)
Accounts payable	**(39.8)**	(2.2)	(40.1)
Income taxes	**54.9**	212.1	195.7
Other accrued liabilities	**(43.2)**	2.1	85.1
Cash provided by operations	**6,341.6**	5,751.0	5,917.2
Investing activities			
Property and equipment expenditures	**(2,135.5)**	(1,952.1)	(2,135.7)
Purchases of restaurant businesses	**(183.4)**	(145.7)	(147.0)
Sales of restaurant businesses and property	**377.9**	406.0	478.8
Proceeds on sale of investment		144.9	229.4
Other	**(115.0)**	(108.4)	(50.2)
Cash used for investing activities	**(2,056.0)**	(1,655.3)	(1,624.7)
Financing activities			
Net short-term borrowings	**3.1**	(285.4)	266.7
Long-term financing issuances	**1,931.8**	1,169.3	3,477.5
Long-term financing repayments	**(1,147.5)**	(664.6)	(2,698.5)
Treasury stock purchases	**(2,698.5)**	(2,797.4)	(3,919.3)
Common stock dividends	**(2,408.1)**	(2,235.5)	(1,823.4)
Proceeds from stock option exercises	**463.1**	332.1	548.2
Excess tax benefit on share-based compensation	**128.7**	73.6	124.1
Other	**(1.3)**	(13.1)	(89.8)
Cash used for financing activities	**(3,728.7)**	(4,421.0)	(4,114.5)
Effect of exchange rates on cash and equivalents	**34.1**	57.9	(95.9)
Cash and equivalents increase (decrease)	**591.0**	(267.4)	82.1
Cash and equivalents at beginning of year	**1,796.0**	2,063.4	1,981.3
Cash and equivalents at end of year	**$ 2,387.0**	$ 1,796.0	$ 2,063.4
Supplemental cash flow disclosures			
Interest paid	**$ 457.9**	$ 468.7	$ 507.8
Income taxes paid	**1,708.5**	1,683.5	1,294.7

See Notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

In millions, except per share data	*Common stock issued*		*Additional paid-in capital*	*Retained earnings*	*Accumulated other comprehensive income (loss)*			*Common stock in treasury*		*Total shareholders' equity*
	Shares	*Amount*			*Pensions*	*Deferred hedging adjustment*	*Foreign currency translation*	*Shares*	*Amount*	
Balance at December 31, 2007	1,660.6	$16.6	$4,226.7	$26,461.5	$ (37.7)	$ 0.7	$ 1,374.4	(495.3)	$(16,762.4)	$15,279.8
Net income				4,313.2						4,313.2
Translation adjustments (including tax benefits of $190.4)							(1,223.0)			(1,223.0)
Adjustments to cash flow hedges (including taxes of $29.9)						47.3				47.3
Adjustments related to pensions (including tax benefits of $29.4)					(60.4)					(60.4)
Comprehensive income										3,077.1
Common stock cash dividends ($1.625 per share)				(1,823.4)						(1,823.4)
Treasury stock purchases								(69.7)	(3,980.9)	(3,980.9)
Share-based compensation			109.6							109.6
Stock option exercises and other (including tax benefits of $169.0)			263.9	2.6				19.7	453.9	720.4
Balance at December 31, 2008	1,660.6	16.6	4,600.2	28,953.9	(98.1)	48.0	151.4	(545.3)	(20,289.4)	13,382.6
Net income				4,551.0						4,551.0
Translation adjustments (including taxes of $47.2)							714.1			714.1
Adjustments to cash flow hedges (including tax benefits of $18.6)						(31.5)				(31.5)
Adjustments related to pensions (including tax benefits of $25.0)					(36.5)					(36.5)
Comprehensive income										5,197.1
Common stock cash dividends ($2.05 per share)				(2,235.5)						(2,235.5)
Treasury stock purchases								(50.3)	(2,854.1)	(2,854.1)
Share-based compensation			112.9							112.9
Stock option exercises and other (including tax benefits of $93.3)			140.8	1.4				11.7	288.7	430.9
Balance at December 31, 2009	1,660.6	16.6	4,853.9	31,270.8	(134.6)	16.5	865.5	(583.9)	(22,854.8)	14,033.9
Net income				**4,946.3**						**4,946.3**
Translation adjustments (including tax benefits of $52.2)							**(3.0)**			**(3.0)**
Adjustments to cash flow hedges (including tax benefits of $1.1)						**(1.5)**				**(1.5)**
Adjustments related to pensions (including taxes of $3.5)					**10.0**					**10.0**
Comprehensive income										**4.951.8**
Common stock cash dividends ($2.26 per share)				**(2,408.1)**						**(2,408.1)**
Treasury stock purchases								**(37.8)**	**(2,648.5)**	**(2,648.5)**
Share-based compensation			**83.1**							**83.1**
Stock option exercises and other (including tax benefits of $146.1)			**259.4**	**2.7**				**14.7**	**359.9**	**622.0**
Balance at December 31, 2010	**1,660.6**	**$16.6**	**$5,196.4**	**$33,811.7**	**$(124.6)**	**$ 15.0**	**$ 862.5**	**(607.0)**	**$(25,143.4)**	**$14,634.2**

See Notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

NATURE OF BUSINESS

The Company franchises and operates McDonald's restaurants in the global restaurant industry. All restaurants are operated either by the Company or by franchisees, including conventional franchisees under franchise arrangements, and foreign affiliates and developmental licensees under license agreements.

The following table presents restaurant information by ownership type:

Restaurants at December 31,	***2010***	*2009*	*2008*
Conventional franchised	**19,279**	19,020	18,402
Developmental licensed	**3,485**	3,160	2,926
Foreign affiliated	**3,574**	4,036	4,137
Franchised	**26,338**	26,216	25,465
Company-operated	**6,399**	6,262	6,502
Systemwide restaurants	**32,737**	32,478	31,967

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliates owned 50% or less (primarily McDonald's Japan) are accounted for by the equity method.

In June 2009, the Financial Accounting Standards Board (FASB) issued amendments to the guidance on variable interest entities and consolidation, codified primarily in the Consolidation Topic of the FASB Accounting Standards Codification (ASC). This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company's involvement with a variable interest entity. The Company adopted this guidance as of January 1, 2010.

On an ongoing basis, the Company evaluates its business relationships such as those with franchisees, joint venture partners, developmental licensees, suppliers, and advertising cooperatives to identify potential variable interest entities. Generally, these businesses qualify for a scope exception under the consolidation guidance. The Company has concluded that consolidation of any such entity is not appropriate for the periods presented. As a result, the adoption did not have any impact on the Company's consolidated financial statements.

ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and foreign affiliates.

Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to foreign affiliates and developmental licensees include a royalty based on a percent of sales, and may include initial fees. Continuing rent and royalties are recognized in the period earned. Initial fees are recognized upon opening of a restaurant or granting of a new franchise term, which is when the Company has performed substantially all initial services required by the franchise arrangement.

FOREIGN CURRENCY TRANSLATION

Generally, the functional currency of operations outside the U.S. is the respective local currency.

ADVERTISING COSTS

Advertising costs included in operating expenses of Company-operated restaurants primarily consist of contributions to advertising cooperatives and were (in millions): 2010–$687.0; 2009–$650.8; 2008–$703.4. Production costs for radio and television advertising are expensed when the commercials are initially aired. These production costs, primarily in the U.S., as well as other marketing-related expenses included in selling, general & administrative expenses were (in millions): 2010–$94.5; 2009–$94.7; 2008–$79.2. In addition, significant advertising costs are incurred by franchisees through contributions to advertising cooperatives in individual markets.

SHARE-BASED COMPENSATION

Share-based compensation includes the portion vesting of all share-based payments granted based on the grant date fair value.

Share-based compensation expense and the effect on diluted earnings per common share were as follows:

In millions, except per share data	***2010***	*2009*	*2008*
Share-based compensation expense	**$83.1**	$112.9	$112.5
After tax	**$56.2**	$ 76.1	$ 75.1
Earnings per common share-diluted	**$0.05**	$ 0.07	$ 0.07

Compensation expense related to share-based awards is generally amortized on a straight-line basis over the vesting period in selling, general & administrative expenses in the Consolidated statement of income. As of December 31, 2010, there was $90.4 million of total unrecognized compensation cost related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 2.0 years.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The following table presents the weighted-average assumptions used in the option pricing model for the 2010, 2009 and 2008 stock option grants. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. Expected stock price volatility is generally based on the historical volatility of the Company's stock for a period approximating the expected life. The expected dividend yield is based on the Company's most recent annual dividend payout. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected life.

Weighted-average assumptions

	2010	2009	2008
Expected dividend yield	**3.5%**	3.2%	2.6%
Expected stock price volatility	**22.1%**	24.4%	24.9%
Risk-free interest rate	**2.8%**	2.0%	3.0%
Expected life of options *In years*	**6.2**	6.2	6.2
Fair value per option granted	**$9.90**	$9.66	$11.85

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation and amortization provided using the straight-line method over the following estimated useful lives: buildings–up to 40 years; leasehold improvements–the lesser of useful lives of assets or lease terms, which generally include option periods; and equipment–three to 12 years.

GOODWILL

Goodwill represents the excess of cost over the net tangible assets and identifiable intangible assets of acquired restaurant businesses. The Company's goodwill primarily results from purchases of McDonald's restaurants from franchisees and ownership increases in subsidiaries or affiliates, and it is generally assigned to the reporting unit expected to benefit from the synergies of the combination. If a Company-operated restaurant is sold within 24 months of acquisition, the goodwill associated with the acquisition is written off in its entirety. If a restaurant is sold beyond 24 months from the acquisition, the amount of goodwill written off is based on the relative fair value of the business sold compared to the reporting unit (defined as each individual country).

The Company conducts goodwill impairment testing in the fourth quarter of each year or whenever an indicator of impairment exists. If an indicator of impairment exists (e.g., estimated earnings multiple value of a reporting unit is less than its carrying value), the goodwill impairment test compares the fair value of a reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill. Historically, goodwill impairment has not significantly impacted the consolidated financial statements.

The following table presents the 2010 activity in goodwill by segment:

In millions	*U.S.*	*Europe*	*APMEA*[1]	*Other Countries & Corporate*[2]	*Consolidated*
Balance at December 31, 2009	$1,151.6	$790.7	$346.4	$136.5	$2,425.2
Net restaurant purchases (sales)	60.4	23.0	2.2	48.5	134.1
Acquisition of subsidiaries/affiliates				9.7	9.7
Currency translation		(28.2)	36.4	8.9	17.1
Balance at December 31, 2010	**$1,212.0**	**$785.5**	**$385.0**	**$203.6**	**$2,586.1**

(1) APMEA represents Asia/Pacific, Middle East and Africa.

(2) Other Countries & Corporate represents Canada, Latin America and Corporate.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of annually reviewing McDonald's restaurant assets for potential impairment, assets are initially grouped together at a television market level in the U.S. and at a country level for each of the international markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. If an indicator of impairment (e.g., negative operating cash flows for the most recent trailing 24-month period) exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value as determined by an estimate of discounted future cash flows.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, have approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than its net book value, among other factors. Generally, such losses relate to restaurants that have closed and ceased operations as well as other assets that meet the criteria to be considered "available for sale".

FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, and certain non-financial assets and liabilities on a nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
- Level 2 – inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Certain of the Company's derivatives are valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates, classified as Level 2 within the valuation hierarchy. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or the Company.

• *Certain Financial Assets and Liabilities Measured at Fair Value*

The following tables present financial assets and liabilities measured at fair value on a recurring basis by the valuation hierarchy as defined in the fair value guidance:

December 31, 2010

In millions	*Level 1*	*Level 2*	*Level 3*	*Carrying Value*
Cash equivalents	$722.5			$ 722.5
Investments	131.6*			131.6
Derivative receivables	104.4*	$88.5		192.9
Total assets at fair value	**$958.5**	**$88.5**		**$1,047.0**
Derivative payables		$ (8.4)		$ (8.4)
Total liabilities at fair value		**$ (8.4)**		**$ (8.4)**

December 31, 2009

In millions	*Level 1*	*Level 2*	*Level 3*	*Carrying Value*
Cash equivalents	$455.8			$455.8
Investments	115.7*			115.7
Derivative receivables	79.6*	$94.5		174.1
Total assets at fair value	**$651.1**	**$94.5**		**$745.6**
Derivative payables		$ (7.0)		$ (7.0)
Total liabilities at fair value		**$ (7.0)**		**$ (7.0)**

* *Includes long-term investments and derivatives that hedge market driven changes in liabilities associated with the Company's supplemental benefit plans.*

• *Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2010, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

• *Certain Financial Assets and Liabilities not Measured at Fair Value*

At December 31, 2010, the fair value of the Company's debt obligations was estimated at $12.5 billion, compared to a carrying amount of $11.5 billion. This fair value was estimated using various pricing models or discounted cash flow analyses that incorporated quoted market prices and are similar to Level 2 inputs within the valuation hierarchy. The carrying amount for both cash equivalents and notes receivable approximate fair value.

FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to global market risks, including the effect of changes in interest rates and foreign currency fluctuations. The Company uses foreign currency denominated debt and derivative instruments to mitigate the impact of these changes. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes.

The Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. The Company's derivatives that are designated as hedging instruments consist mainly of interest rate exchange agreements, forward foreign currency exchange agreements and foreign currency options. Interest rate exchange agreements are entered into to manage the interest rate risk associated with the Company's fixed and floating-rate borrowings. Forward foreign currency exchange agreements and foreign currency options are entered into to mitigate the risk that forecasted foreign currency cash flows (such as royalties denominated in foreign currencies) will be adversely affected by changes in foreign currency exchange rates. Certain foreign currency denominated debt is used, in part, to protect the value of the Company's investments in certain foreign subsidiaries and affiliates from changes in foreign currency exchange rates.

The Company also enters into certain derivatives that are not designated as hedging instruments. The Company has entered into equity derivative contracts to hedge market-driven changes in certain of its supplemental benefit plan liabilities. Changes in the fair value of these derivatives are recorded in selling, general & administrative expenses together with the changes in the supplemental benefit plan liabilities. In addition, the Company uses forward foreign currency exchange agreements and foreign currency exchange agreements to mitigate the change in fair value of certain foreign currency denominated assets and liabilities. Since these derivatives are not designated as hedging instruments, the changes in the fair value of these derivatives are recognized immediately in nonoperating (income) expense together with the currency gain or loss from the hedged balance sheet position. A portion of the Company's foreign currency options (more fully described in the Cash Flow Hedging Strategy section) are undesignated as hedging instruments as the underlying foreign currency royalties are earned.

All derivative instruments designated as hedging instruments are classified as fair value, cash flow or net investment hedges. All derivatives (including those not designated as hedging instruments) are recognized on the Consolidated balance sheet at fair value and classified based on the instruments' maturity date. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income (OCI) and/or current earnings.

The following table presents the fair values of derivative instruments included on the Consolidated balance sheet as of December 31, 2010 and 2009:

	Asset Derivatives			Liability Derivatives		
In millions	*Balance Sheet Classification*	***2010***	*2009*	*Balance Sheet Classification*	***2010***	*2009*
Derivatives designated as hedging instruments						
Foreign currency	Prepaid expenses and other current assets	**$ 7.5**	$ 13.5	Accrued payroll and other liabilities	**$(4.6)**	$(0.1)
Interest rate	Prepaid expenses and other current assets	**0.5**	1.4			
Foreign currency	Miscellaneous other assets		5.4			
Interest rate	Miscellaneous other assets	**72.1**	67.3	Other long-term liabilities	**(0.3)**	(3.4)
Total derivatives designated as hedging instruments		**$ 80.1**	$ 87.6		**$(4.9)**	$(3.5)
Derivatives not designated as hedging instruments						
Foreign currency	Prepaid expenses and other current assets	**$ 6.0**	$ 9.3	Accrued payroll and other liabilities	**$(3.8)**	$(5.4)
Equity	Prepaid expenses and other current assets	**104.4**				
Equity	Miscellaneous other assets		79.6			
Foreign currency	Miscellaneous other assets	**2.7**		Other long-term liabilities		(0.5)
Total derivatives not designated as hedging instruments		**$113.1**	$ 88.9		**$(3.8)**	$(5.9)
Total derivatives[1]		**$193.2**	$176.5		**$(8.7)**	$(9.4)

1 *The fair value of derivatives is presented on a gross basis. Accordingly, the 2010 and 2009 total asset and liability fair values do not agree with the values provided in the Fair Value Measurements note, because that disclosure reflects netting adjustments of $0.3 million and $2.4 million.*

The following table presents the pretax amounts affecting income and OCI for the years ended December 31, 2010 and 2009, respectively:

In millions

Derivatives in Fair Value Hedging Relationships	(Gain) Loss Recognized in Income on Derivative		Hedged Items in Fair Value Hedging Relationships	(Gain) Loss Recognized in Income on Related Hedged Items	
	2010	*2009*		***2010***	*2009*
Interest rate	**$ (7.0)**	$ 17.3	Fixed-rate debt	**$ 7.0**	$(17.3)

Derivatives in Cash Flow Hedging Relationships	(Gain) Loss Recognized in Accumulated OCI on Derivative (Effective Portion)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)		(Gain) Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)	
	2010	*2009*	***2010***	*2009*	***2010***	*2009*
Foreign currency	**$(11.2)**	$ 3.4	**$(13.4)**	$(48.3)	**$ 25.1**	$ 27.0
Interest rate(1)		(2.1)	**(0.9)**	(2.1)	**(0.3)**	
Total	**$(11.2)**	$ 1.3	**$(14.3)**	$(50.4)	**$ 24.8**	$ 27.0

Net Investment Hedging Relationships	(Gain) Loss Recognized in Accumulated OCI on Derivative (Effective Portion)		Derivatives Not Designated as Hedging Instruments	(Gain) Loss Recognized in Income on Derivative	
	2010	*2009*		***2010***	*2009*
Foreign currency denominated debt	**$144.3**	$51.3	Foreign currency	**$(16.4)**	$(12.2)
Foreign currency derivatives	**4.3**		Equity(2)	**(18.8)**	(2.4)
Total	**$148.6**	$51.3	Total	**$(35.2)**	$(14.6)

(Gains) losses recognized in income on derivatives are recorded in nonoperating (income) expense unless otherwise noted.

(1) *The amount of (gain) loss reclassified from accumulated OCI into income is recorded in interest expense.*

(2) *The amount of (gain) loss recognized in income on the derivatives used to hedge the supplemental benefit plan liabilities is recorded in selling, general & administrative expenses.*

▪ *Fair Value Hedging Strategy*

The Company enters into fair value hedges to reduce the exposure to changes in the fair values of certain liabilities. The fair value hedges the Company enters into consist of interest rate exchange agreements which convert a portion of its fixed-rate debt into floating-rate debt. All of the Company's interest rate exchange agreements meet the shortcut method requirements. Accordingly, changes in the fair values of the interest rate exchange agreements are exactly offset by changes in the fair value of the underlying debt. No ineffectiveness has been recorded to net income related to interest rate exchange agreements designated as fair value hedges for the year ended December 31, 2010. A total of $2.3 billion of the Company's outstanding fixed-rate debt was effectively converted to floating-rate debt resulting from the use of interest rate exchange agreements.

▪ *Cash Flow Hedging Strategy*

The Company enters into cash flow hedges to reduce the exposure to variability in certain expected future cash flows. The types of cash flow hedges the Company enters into include interest rate exchange agreements, forward foreign currency exchange agreements and foreign currency options.

To protect against the reduction in value of forecasted foreign currency cash flows (such as royalties denominated in foreign currencies), the Company uses forward foreign currency exchange agreements and foreign currency options to hedge a portion of anticipated exposures.

When the U.S. dollar strengthens against foreign currencies, the decline in present value of future foreign denominated royalties is offset by gains in the fair value of the forward foreign currency exchange agreements and/or foreign currency options. Conversely, when the U.S. dollar weakens, the increase in the present value of future foreign denominated royalties is offset by losses in the fair value of the forward foreign currency exchange agreements and/or foreign currency options.

Although the fair value changes in the foreign currency options may fluctuate over the period of the contract, the Company's total loss on a foreign currency option is limited to the upfront premium paid for the contract. However, the potential gains on a foreign currency option are unlimited as the settlement value of the contract is based upon the difference between the exchange rate at inception of the contract and the spot exchange rate at maturity. In limited situations, the Company uses foreign currency option collars, which limit the potential gains and lower the upfront premium paid, to protect against currency movements.

The hedges typically cover the next 12-15 months for certain exposures and are denominated in various currencies. As of December 31, 2010, the Company had derivatives outstanding with an equivalent notional amount of $434.4 million that were used to hedge a portion of forecasted foreign currency denominated royalties.

The Company excludes the time value of foreign currency options, as well as the discount or premium points on forward foreign currency exchange agreements, from its effectiveness assessment on its cash flow hedges. As a result, changes in the fair value of the derivatives due to these components, as well as the ineffectiveness of the hedges, are recognized in earnings currently. The effective portion of the gains or losses on the derivatives is reported in the deferred hedging adjustment component of OCI in shareholders' equity and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings.

The Company recorded after tax adjustments related to cash flow hedges to the deferred hedging adjustment component of accumulated OCI in shareholders' equity. The Company recorded a net decrease of $1.5 million and $31.5 million for the years ended December 31, 2010 and 2009, respectively. Based on interest rates and foreign currency exchange rates at December 31, 2010, no significant amount of the $15.0 million in cumulative deferred hedging gains, after tax, at December 31, 2010, will be recognized in earnings over the next 12 months as the underlying hedged transactions are realized.

▪ *Hedge of Net Investment in Foreign Operations Strategy*

The Company primarily uses foreign currency denominated debt to hedge its investments in certain foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges are included in shareholders' equity in the foreign currency translation component of OCI and offset translation adjustments on the underlying net assets of foreign subsidiaries and affiliates, which also are recorded in OCI. As of December 31, 2010, a total of $3.5 billion of the Company's outstanding foreign currency denominated debt was designated to hedge investments in certain foreign subsidiaries and affiliates.

▪ *Credit Risk*

The Company is exposed to credit-related losses in the event of non-performance by the counterparties to its hedging instruments. The counterparties to these agreements consist of a diverse group of financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and adjusts positions as appropriate. The Company did not have significant exposure to any individual counterparty at December 31, 2010 and has master agreements that contain netting arrangements. Some of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2010, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where its counterparties were required to post collateral on their liability positions.

INCOME TAX UNCERTAINTIES

The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management's judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management's assessment of how the tax position will ultimately be settled.

The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

PER COMMON SHARE INFORMATION

Diluted earnings per common share is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation calculated using the treasury stock method, of (in millions of shares): 2010–14.3; 2009–15.2; 2008– 19.4. Stock options that were not included in diluted weighted-average shares because they would have been antidilutive were (in millions of shares): 2010–0.0; 2009–0.7; 2008–0.6.

The Company has elected to exclude the pro forma deferred tax asset associated with share-based compensation in earnings per share.

STATEMENT OF CASH FLOWS

The Company considers short-term, highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission. There were no subsequent events that required recognition or disclosure.

Property and Equipment

Net property and equipment consisted of:

In millions	*December 31,* ***2010***	*2009*
Land	**$ 5,200.5**	$ 5,048.3
Buildings and improvements on owned land	**12,399.4**	12,119.0
Buildings and improvements on leased land	**11,732.0**	11,347.9
Equipment, signs and seating	**4,608.5**	4,422.9
Other	**542.0**	502.4
	34,482.4	33,440.5
Accumulated depreciation and amortization	**(12,421.8)**	(11,909.0)
Net property and equipment	**$ 22,060.6**	$ 21,531.5

Depreciation and amortization expense was (in millions): 2010–$1,200.4; 2009–$1,160.8; 2008–$1,161.6.

Impairment and Other Charges (Credits), Net

In millions, except per share data	***2010***	*2009*	*2008*
Europe	**$ 1.6**	$ 4.3	$ 6.0
APMEA	**48.5**	(0.2)	
Other Countries & Corporate	**(21.0)**	(65.2)	
Total	**$ 29.1**	$(61.1)	$ 6.0
After tax[1]	**$ 24.6**	$(91.4)	$ 3.5
Earnings per common share—diluted	**$ 0.02**	$(0.08)	$0.01

(1) Certain items were not tax effected.

In 2010, the Company recorded after tax charges of $39.3 million related to its share of restaurant closing costs in McDonald's Japan (a 50%-owned affiliate) in conjunction with the first quarter strategic review of the market's restaurant portfolio. These actions were designed to enhance the brand image, overall profitability and returns of the market. The Company also recorded pretax income of $21.0 million related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

In 2009, the Company recorded pretax income of $65.2 million related primarily to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. The Company also recognized a tax benefit in 2009 in connection with this income, mainly related to the release of a tax valuation allowance.

Other Operating (Income) Expense, Net

In millions	***2010***	*2009*	*2008*
Gains on sales of restaurant businesses	**$ (79.4)**	$(113.3)	$(126.5)
Equity in earnings of unconsolidated affiliates	**(164.3)**	(167.8)	(110.7)
Asset dispositions and other expense	**45.5**	58.8	72.0
Total	**$(198.2)**	$(222.3)	$(165.2)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who generally have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets – primarily Japan – results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. are reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for restaurant closings and uncollectible receivables, asset write-offs due to restaurant reinvestment, and other miscellaneous income and expenses.

Gain on Sale of Investment

In 2009, the Company sold its minority ownership interest in Redbox Automated Retail, LLC to Coinstar, Inc., the majority owner, for total consideration of $139.8 million. In connection with the sale, in first quarter 2009, the Company received initial consideration valued at $51.6 million consisting of 1.5 million shares of Coinstar common stock at an agreed to value of $41.6 million and $10 million in cash with the balance of the purchase price deferred. In subsequent quarters of 2009, the Company sold all of its holdings in the Coinstar common stock for $46.8 million and received $88.2 million in cash from Coinstar as final consideration. As a result of the transaction, the Company recognized a nonoperating pretax gain of $94.9 million (after tax–$58.8 million or $0.05 per share).

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating pretax gain of $160.1 million (after tax–$109.0 million or $0.09 per share).

Contingencies

From time to time, the Company is subject to proceedings, lawsuits and other claims related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In connection with the sale in 2007 of its businesses in 18 countries in Latin America and the Caribbean to a developmental licensee organization, the Company agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected on McDonald's Consolidated balance sheet (2010 and 2009: other long-term liabilities–$49.6 million and $71.8 million, respectively; 2010 and 2009: accrued payroll and other liabilities–$28.4 million and $25.3 million, respectively). The change in the total balance was primarily a result of the resolution of certain of these liabilities.

The Company believes any other matters currently being reviewed will not have a material adverse effect on its financial condition or results of operation.

Franchise Arrangements

Conventional franchise arrangements generally include a lease and a license and provide for payment of initial fees, as well as continuing rent and royalties to the Company based upon a percent of sales with minimum rent payments that parallel the Company's underlying leases and escalations (on properties that are leased). Under this arrangement, franchisees are granted the right to operate a restaurant using the McDonald's System and, in most cases, the use of a restaurant facility, generally for a period of 20 years. These franchisees pay related occupancy costs including property taxes, insurance and maintenance. Affiliates and developmental licensees operating under license agreements pay a royalty to the Company based upon a percent of sales, and may pay initial fees.

The results of operations of restaurant businesses purchased and sold in transactions with franchisees were not material either individually or in the aggregate to the consolidated financial statements for periods prior to purchase and sale.

Revenues from franchised restaurants consisted of:

In millions	***2010***	*2009*	*2008*
Rents	**$5,198.4**	$4,841.0	$4,612.8
Royalties	**2,579.2**	2,379.8	2,275.7
Initial fees	**63.7**	65.4	73.0
Revenues from franchised restaurants	**$7,841.3**	$7,286.2	$6,961.5

Future minimum rent payments due to the Company under existing franchise arrangements are:

In millions	*Owned sites*	*Leased sites*	*Total*
2011	$ 1,244.4	$ 1,104.6	$ 2,349.0
2012	1,213.7	1,075.6	2,289.3
2013	1,177.1	1,038.5	2,215.6
2014	1,132.6	986.9	2,119.5
2015	1,075.3	926.1	2,001.4
Thereafter	8,664.2	6,715.1	15,379.3
Total minimum payments	$14,507.3	$11,846.8	$26,354.1

At December 31, 2010, net property and equipment under franchise arrangements totaled $13.4 billion (including land of $3.9 billion) after deducting accumulated depreciation and amortization of $6.7 billion.

Leasing Arrangements

At December 31, 2010, the Company was the lessee at 13,957 restaurant locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants, where market conditions allow, are generally for 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalation terms vary by geographic segment with examples including fixed-rent escalations, escalations based on an inflation index, and fair-value market adjustments. The timing of these escalations generally ranges from annually to every five years. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance; however, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under noncancelable leases covering certain offices and vehicles.

Future minimum payments required under existing operating leases with initial terms of one year or more are:

In millions	*Restaurant*	*Other*	*Total*
2011	$ 1,124.1	$ 76.4	$ 1,200.5
2012	1,054.7	60.9	1,115.6
2013	986.7	47.5	1,034.2
2014	885.5	40.4	925.9
2015	797.4	29.6	827.0
Thereafter	5,823.6	194.5	6,018.1
Total minimum payments	$10,672.0	$449.3	$11,121.3

The following table provides detail of rent expense:

In millions	***2010***	*2009*	*2008*
Company-operated restaurants:			
U.S.	**$ 60.4**	$ 65.2	$ 73.7
Outside the U.S.	**545.0**	506.9	532.0
Total	**605.4**	572.1	605.7
Franchised restaurants:			
U.S.	**409.7**	393.9	374.7
Outside the U.S.	**463.5**	431.4	409.4
Total	**873.2**	825.3	784.1
Other	**98.1**	98.9	101.8
Total rent expense	**$1,576.7**	$1,496.3	$1,491.6

Rent expense included percent rents in excess of minimum rents (in millions) as follows–Company-operated restaurants: 2010–$142.5; 2009–$129.6; 2008–$130.2. Franchised restaurants: 2010–$167.3; 2009–$154.7; 2008–$143.5.

Income Taxes

Income before provision for income taxes, classified by source of income, was as follows:

In millions	***2010***	*2009*	*2008*
U.S.	**$2,763.0**	$2,700.4	$2,769.4
Outside the U.S.	**4,237.3**	3,786.6	3,388.6
Income before provision for income taxes	**$7,000.3**	$6,487.0	$6,158.0

The provision for income taxes, classified by the timing and location of payment, was as follows:

In millions	***2010***	*2009*	*2008*
U.S. federal	**$1,127.1**	$ 792.0	$ 808.4
U.S. state	**161.1**	152.1	134.7
Outside the U.S.	**841.5**	788.9	800.2
Current tax provision	**2,129.7**	1,733.0	1,743.3
U.S. federal	**(66.8)**	186.9	75.6
U.S. state	**13.8**	8.6	28.7
Outside the U.S.	**(22.7)**	7.5	(2.8)
Deferred tax provision (benefit)	**(75.7)**	203.0	101.5
Provision for income taxes	**$2,054.0**	$1,936.0	$1,844.8

Net deferred tax liabilities consisted of:

In millions	*December 31,* ***2010***	*2009*
Property and equipment	**$ 1,655.2**	$ 1,609.4
Other	**489.8**	419.1
Total deferred tax liabilities	**2,145.0**	2,028.5
Property and equipment	**(352.4)**	(287.7)
Employee benefit plans	**(356.4)**	(311.0)
Intangible assets	**(268.6)**	(289.3)
Deferred foreign tax credits	**(310.7)**	(152.8)
Capital loss carryforwards	**(37.5)**	(50.9)
Operating loss carryforwards	**(56.8)**	(65.7)
Indemnification liabilities	**(36.5)**	(43.5)
Other	**(284.0)**	(334.3)
Total deferred tax assets before valuation allowance	**(1,702.9)**	(1,535.2)
Valuation allowance	**104.7**	118.1
Net deferred tax liabilities	**$ 546.8**	$ 611.4
Balance sheet presentation:		
Deferred income taxes	**$ 1,332.4**	$ 1,278.9
Other assets–miscellaneous	**(590.4)**	(541.2)
Current assets–prepaid expenses and other current assets	**(195.2)**	(126.3)
Net deferred tax liabilities	**$ 546.8**	$ 611.4

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

	2010	*2009*	*2008*
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of related federal income tax benefit	**1.6**	1.6	1.8
Benefits and taxes related to foreign operations	**(6.9)**	(6.3)	(6.4)
Other, net	**(0.4)**	(0.5)	(0.4)
Effective income tax rates	**29.3%**	29.8%	30.0%

As of December 31, 2010 and 2009, the Company's gross unrecognized tax benefits totaled $572.6 million and $492.0 million, respectively. After considering the deferred tax accounting impact, it is expected that about $390 million of the total as of December 31, 2010 would favorably affect the effective tax rate if resolved in the Company's favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

In millions	2010	2009
Balance at January 1	**$492.0**	$272.5
Decreases for positions taken in prior years	**(27.1)**	(16.4)
Increases for positions taken in prior years	**53.3**	21.8
Increases for positions related to the current year		
Increases with deferred tax offset	**16.3**	83.9
Other increases	**85.7**	178.0
Settlements with taxing authorities	**(17.4)**	(20.8)
Lapsing of statutes of limitations	**(30.2)**	(27.0)
Balance at December 31 (1)(2)	**$572.6**	$492.0

(1) This balance is before consideration of the deferred tax accounting offsets

(2) Of the 2010 balance, $435.9 is included in long-term liabilities, $115.2 is included in income taxes payable, and $21.5 is included in deferred income taxes on the Consolidated balance sheet. Of the 2009 balance, $285.6 is included in long-term liabilities and $206.4 is included in deferred income taxes on the Consolidated balance sheet.

In 2010, the Internal Revenue Service (IRS) concluded its field examination of the Company's U.S. federal income tax returns for 2007 and 2008. As part of this exam, the Company has resolved proposed adjustments related to transfer pricing matters that were previously received from the IRS. The tax provision impact associated with the completion of this field examination was not significant. The Company continues to disagree with the IRS' proposed adjustments related to certain foreign tax credits of about $400 million, excluding interest and potential penalties. The Company continues to believe that these adjustments are not justified, and intends to pursue all available remedies. While the Company cannot predict with certainty the timing of resolution, we do not believe that it is reasonably possible that these issues will be settled in the next twelve months. The Company does not believe the resolution will have a material impact on its results of operations or cash flows. Excluding these adjustments, it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next 12 months by $25 million to $40 million. This decrease would result from the expiration of the statute of limitations and the completion of tax audits in multiple tax jurisdictions.

The Company is generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2004.

The continuing practice of the Company is to recognize interest and penalties related to income tax matters in the provision for income taxes. The Company had $44.4 million and $18.7 million accrued for interest and penalties at December 31, 2010 and 2009, respectively. The Company recognized interest and penalties related to tax matters of $29.0 million in 2010, $1.5 million in 2009, and $13.7 million in 2008.

Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures. These temporary differences were approximately $11.0 billion at December 31, 2010 and consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Segment and Geographic Information

The Company operates in the global restaurant industry and manages its business as distinct geographic segments. All intercompany revenues and expenses are eliminated in computing revenues and operating income. Corporate general & administrative expenses are included in Other Countries & Corporate and consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets include corporate cash and equivalents, asset portions of financial instruments and home office facilities.

In millions	2010	2009	2008
U.S.	**$ 8,111.6**	$ 7,943.8	$ 8,078.3
Europe	**9,569.2**	9,273.8	9,922.9
APMEA	**5,065.5**	4,337.0	4,230.8
Other Countries & Corporate	**1,328.3**	1,190.1	1,290.4
Total revenues	**$24,074.6**	$22,744.7	$23,522.4
U.S.	**$ 3,446.5**	$ 3,231.7	$ 3,059.7
Europe	**2,796.8**	2,588.1	2,608.0
APMEA	**1,199.9** (1)	989.5	818.8
Other Countries & Corporate	**29.9** (2)	31.7 (3)	(43.6)
Total operating income	**$ 7,473.1**	$ 6,841.0	$ 6,442.9
U.S.	**$10,467.7**	$10,429.3	$10,356.7
Europe	**11,360.7**	11,494.4	10,532.7
APMEA	**5,374.0**	4,409.0	4,074.6
Other Countries & Corporate	**4,772.8**	3,892.2	3,497.5
Total assets	**$31,975.2**	$30,224.9	$28,461.5
U.S.	**$ 530.5**	$ 659.4	$ 837.4
Europe	**978.5**	859.3	864.1
APMEA	**493.1**	354.6	360.6
Other Countries & Corporate	**133.4**	78.8	73.6
Total capital expenditures	**$ 2,135.5**	$ 1,952.1	$ 2,135.7
U.S.	**$ 433.0**	$ 423.8	$ 400.9
Europe	**500.5**	483.2	506.3
APMEA	**232.4**	202.9	193.4
Other Countries & Corporate	**110.3**	106.3	107.2
Total depreciation and amortization	**$ 1,276.2**	$ 1,216.2	$ 1,207.8

(1) Includes expense due to Impairment and other charges (credits), net of $39.3 million related to the Company's share of restaurant closing costs in McDonald's Japan (a 50%-owned affiliate).

(2) Includes income due to Impairment and other charges (credits), net of $21.0 million related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(3) Includes income due to Impairment and other charges (credits), net of $65.2 million primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Total long-lived assets, primarily property and equipment, were (in millions) – Consolidated: 2010–$26,700.9; 2009–$25,896.1; 2008–$24,385.8;. U.S. based: 2010–$10,430.2; 2009–$10,376.4; 2008–$10,389.7.

Debt Financing

LINE OF CREDIT AGREEMENTS

At December 31, 2010, the Company had a $1.3 billion line of credit agreement expiring in March 2012 with fees of 0.05% per annum on the total commitment, which remained unused. Fees and interest rates on this line are based on the Company's long-term credit rating assigned by Moody's and Standard & Poor's. In addition, the Company including certain subsidiaries outside the U.S. had unused lines of credit totaling $952.0 million at December 31, 2010; these lines of credit were primarily uncommitted, short-term and denominated in various currencies at local market rates of interest.

The weighted-average interest rate of short-term borrowings was 4.3% at December 31, 2010 (based on $595.0 million of foreign currency bank line borrowings) and 4.1% at December 31, 2009 (based on $598.7 million of foreign currency bank line borrowings).

DEBT OBLIGATIONS

The Company has incurred debt obligations principally through public and private offerings and bank loans. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Certain of the Company's debt obligations contain cross-acceleration provisions, and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. Under certain agreements, the Company has the option to retire debt prior to maturity, either at par or at a premium over par. The Company has no current plans to retire a significant amount of its debt prior to maturity.

ESOP LOANS

Borrowings related to the leveraged Employee Stock Ownership Plan (ESOP) at December 31, 2010, which include $47.7 million of loans from the Company to the ESOP, are reflected as debt with a corresponding reduction of shareholders' equity (additional paid-in capital included a balance of $41.7 million and $48.4 million at December 31, 2010 and 2009, respectively). The ESOP is repaying the loans and interest through 2018 using Company contributions and dividends from its McDonald's common stock holdings. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation (additional paid-in capital) are reduced.

The following table summarizes the Company's debt obligations. (Interest rates and debt amounts reflected in the table include the effects of interest rate exchange agreements.)

		Interest rates[1] December 31		*Amounts outstanding December 31*	
In millions of U.S. Dollars	*Maturity dates*	***2010***	*2009*	***2010***	*2009*
Fixed		**5.4%**	5.6%	**$ 5,318.0**	$ 4,677.6
Floating		**3.0**	2.9	**1,390.0**	1,300.0
Total U.S. Dollars	2011-2040			**6,708.0**	5,977.6
Fixed		**4.8**	4.8	**737.5**	932.6
Floating		**2.2**	1.8	**753.4**	683.9
Total Euro	2011-2017			**1,490.9**	1,616.5
Total British Pounds Sterling-Fixed	2020-2032	**6.0**	6.0	**700.7**	726.2
Fixed		**2.1**	2.0	**338.7**	488.6
Floating		**0.5**	1.0	**985.4**	537.0
Total Japanese Yen	2011-2030			**1,324.1**	1,025.6
Fixed		**2.5**	2.7	**451.6**	359.6
Floating		**4.1**	3.8	**752.6**	793.3
Total other currencies[2]	2011-2021			**1,204.2**	1,152.9
Debt obligations before fair value adjustments[3]				**11,427.9**	10,498.8
Fair value adjustments[4]				**77.4**	79.6
Total debt obligations[5]				**$11,505.3**	$10,578.4

(1) Weighted-average effective rate, computed on a semi-annual basis.

(2) Primarily consists of Swiss Francs, Chinese Renminbi and Korean Won.

(3) Aggregate maturities for 2010 debt balances, before fair value adjustments, were as follows (in millions): 2011–$8.3; 2012–$2,212.4; 2013–$1,006.4; 2014-$707.9; 2015-$675.2; Thereafter–$6,817.7. These amounts include a reclassification of short-term obligations totaling $1.2 billion to long-term obligations as they are supported by a long-term line of credit agreement expiring in March 2012.

(4) The carrying value of underlying items in fair value hedges, in this case debt obligations, are adjusted for fair value changes to the extent they are attributable to the risk designated as being hedged. The related hedging instrument is also recorded at fair value in prepaid expenses and other current assets, miscellaneous other assets or other long-term liabilities. A portion ($5.1 million) of the adjustments at December 31, 2010 related to interest rate exchange agreements that were terminated in December 2002 and will amortize as a reduction of interest expense over the remaining life of the debt.

(5) Includes notes payable, current maturities of long-term debt and long-term debt included on the Consolidated balance sheet. The increase in debt obligations from December 31, 2009 to December 31, 2010 was primarily due to (in millions): net issuances ($787.4) and changes in exchange rates on foreign currency denominated debt ($140.1).

Share-based Compensation

The Company maintains a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units (RSUs) to employees and nonemployee directors. The number of shares of common stock reserved for issuance under the plans was 70.9 million at December 31, 2010, including 31.2 million available for future grants.

STOCK OPTIONS

Stock options to purchase common stock are granted with an exercise price equal to the closing market price of the Company's stock on the date of grant. Substantially all of the options become exercisable in four equal installments, beginning a year from the date of the grant, and generally expire 10 years from the grant date. Options granted between May 1, 1999 and December 31, 2000 (approximately 5.8 million options outstanding at December 31, 2010) expire 13 years from the date of grant.

Intrinsic value for stock options is defined as the difference between the current market value of the Company's stock and the exercise price. During 2010, 2009 and 2008, the total intrinsic value of stock options exercised was $500.8 million, $302.5 million and $549.5 million, respectively. Cash received from stock options exercised during 2010 was $463.1 million and the actual tax benefit realized for tax deductions from stock options exercised totaled $139.0 million. The Company uses treasury shares purchased under the Company's share repurchase program to satisfy share-based exercises.

A summary of the status of the Company's stock option grants as of December 31, 2010, 2009 and 2008, and changes during the years then ended, is presented in the following table:

	2010				2009		2008	
Options	*Shares in millions*	*Weighted-average exercise price*	*Weighted-average remaining contractual life in years*	*Aggregate intrinsic value in millions*	*Shares in millions*	*Weighted-average exercise price*	*Shares in millions*	*Weighted-average exercise price*
Outstanding at beginning of year	**47.8**	**$38.16**			53.4	$34.88	67.5	$31.85
Granted	**4.5**	**63.26**			5.6	56.94	5.3	56.55
Exercised	**(13.6)**	**33.84**			(10.7)	31.17	(18.7)	29.97
Forfeited/expired	**(1.3)**	**46.03**			(0.5)	47.22	(0.7)	37.53
Outstanding at end of year	**37.4**	**$42.47**	**5.1**	**$1,281.8**	47.8	$38.16	53.4	$34.88
Exercisable at end of year	**26.4**	**$35.88**	**3.8**	**$1,077.3**	35.4		40.8	

RSUs

RSUs generally vest 100% on the third anniversary of the grant and are payable in either shares of McDonald's common stock or cash, at the Company's discretion. Certain executives have been awarded RSUs that vest based on Company performance. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

A summary of the Company's RSU activity during the years ended December 31, 2010, 2009 and 2008 is presented in the following table:

	2010		2009		2008	
RSUs	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*
Nonvested at beginning of year	**2.8**	**$46.33**	3.0	$40.88	3.4	$35.94
Granted	**0.7**	**56.09**	0.9	50.34	0.8	51.10
Vested	**(1.1)**	**42.08**	(1.0)	34.56	(1.1)	30.38
Forfeited	**(0.1)**	**49.61**	(0.1)	43.87	(0.1)	40.41
Nonvested at end of year	**2.3**	**$51.17**	2.8	$46.33	3.0	$40.88

The Company realized tax deductions of $7.1 million from RSUs vested during 2010. The total fair value of RSUs vested during 2010, 2009 and 2008 was $66.8 million, $59.9 million and $56.4 million, respectively.

Employee Benefit Plans

The Company's Profit Sharing and Savings Plan for U.S.-based employees includes a 401(k) feature, an ESOP feature, and a discretionary employer profit sharing match. The 401(k) feature allows participants to make pretax contributions that are partly matched from shares released under the ESOP. The Profit Sharing and Savings Plan also provides for a discretionary employer profit sharing match after the end of the year for those participants eligible to share in the match who have contributed to the 401(k) feature.

All current account balances and future contributions and related earnings can be invested in several investment alternatives as well as McDonald's common stock in accordance with each participant's elections. Participants' future contributions to the 401(k) feature and the discretionary employer matching contribution feature are limited to 20% investment in McDonald's common stock. Participants may choose to make separate investment choices for current account balances and for future contributions.

The Company also maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the Profit Sharing and Savings Plan because of Internal Revenue Service limitations. The investment alternatives and returns are based on certain market-rate investment alternatives under the Profit Sharing and Savings Plan. Total liabilities were $439.3 million at December 31, 2010, and $397.3 million at December 31, 2009, and were primarily included in other long-term liabilities on the Consolidated balance sheet.

The Company has entered into derivative contracts to hedge market-driven changes in certain of the liabilities. At December 31, 2010, derivatives with a fair value of $104.4 million indexed to the Company's stock were included in prepaid expenses and other current assets and an investment totaling $92.7 million indexed to certain market indices was included in miscellaneous other assets on the Consolidated balance sheet. All changes in liabilities for these nonqualified plans and in the fair value of the derivatives are recorded in selling, general & administrative expenses. Changes in fair value of the derivatives indexed to the Company's stock are recorded in the income statement because the contracts provide the counterparty with a choice to settle in cash or shares.

Total U.S. costs for the Profit Sharing and Savings Plan, including nonqualified benefits and related hedging activities, were (in millions): 2010–$51.4; 2009–$51.3; 2008–$61.2. Certain subsidiaries outside the U.S. also offer profit sharing, stock purchase or other similar benefit plans. Total plan costs outside the U.S. were (in millions): 2010–$57.6; 2009–$45.2; 2008–$55.4.

The total combined liabilities for international retirement plans were $153.2 million and $183.7 million at December 31, 2010 and 2009, respectively, primarily in the U.K. and Canada.

Other postretirement benefits and post-employment benefits were immaterial.

Quarterly Results (Unaudited)

In millions, except per share data	Quarters ended December 31		Quarters ended September 30		Quarters ended June 30		Quarters ended March 31	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Revenues								
Sales by Company-operated restaurants	**$4,170.2**	$4,030.0	**$4,246.6**	$4,093.6	**$4,013.4**	$3,850.2	**$3,803.1**	$3,484.7
Revenues from franchised restaurants	**2,043.9**	1,943.4	**2,058.3**	1,953.1	**1,932.1**	1,797.0	**1,807.0**	1,592.7
Total revenues	**6,214.1**	5,973.4	**6,304.9**	6,046.7	**5,945.5**	5,647.2	**5,610.1**	5,077.4
Company-operated margin	**790.4**	758.4	**892.6**	793.8	**798.6**	690.9	**692.2**	564.2
Franchised margin	**1,684.1**	1,595.0	**1,713.9**	1,614.5	**1,597.8**	1,479.0	**1,467.7**	1,296.0
Operating income	**1,857.2**(1)	1,826.3(1)	**2,096.5**	1,932.8	**1,845.3**	1,681.5	**1,674.1**(3)	1,400.4
Net income	**$1,242.3**(1)	$1,216.8(1)	**$1,388.4**	$1,261.0	**$1,225.8**	$1,093.7(2)	**$1,089.8**(3)	$ 979.5(4)
Earnings per common share—basic:	**$ 1.18**(1)	$ 1.13(1)	**$ 1.31**	$ 1.16	**$ 1.14**	$ 1.00(2)	**$ 1.01**(3)	$ 0.88(4)
Earnings per common share—diluted:	**$ 1.16**(1)	$ 1.11(1)	**$ 1.29**	$ 1.15	**$ 1.13**	$ 0.98(2)	**$ 1.00**(3)	$ 0.87(4)
Dividends declared per common share			**$ 1.16**(5)	$ 1.05(6)	**$ 0.55**	$ 0.50	**$ 0.55**	$ 0.50
Weighted-average common shares—basic	**1,055.0**	1,078.0	**1,061.0**	1,084.5	**1,072.1**	1,097.3	**1,076.0**	1,109.6
Weighted-average common shares—diluted	**1,068.8**	1,093.1	**1,074.9**	1,098.2	**1,085.9**	1,111.4	**1,090.1**	1,124.4
Market price per common share:								
High	**$ 80.94**	$ 64.75	**$ 76.26**	$ 59.59	**$ 71.84**	$ 61.01	**$ 67.49**	$ 64.46
Low	**74.40**	56.03	**65.31**	53.88	**65.55**	51.76	**61.06**	50.44
Close	**76.76**	62.44	**74.51**	57.07	**65.87**	57.49	**66.72**	54.57

(1) Includes net pretax income due to Impairment and other charges (credits), net of $12.1 million ($14.4 million after tax or $0.01 per share) in 2010 and $62.0 million ($89.6 million after tax or $0.08 per share) in 2009 primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(2) Includes income of $11.1 million ($0.01 per share) in Gain on sale of investment related to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(3) Includes net pretax and after tax expense due to Impairment and other charges (credits), net of $30.0 million ($0.03 per share) related to the Company's share of restaurant closing costs in McDonald's Japan (a 50%-owned affiliate).

(4) Includes income of $47.4 million ($0.04 per share) in Gain on sale of investment due to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(5) Includes a $0.55 per share dividend declared and paid in third quarter and a $0.61 per share dividend declared in third quarter and paid in fourth quarter.

(6) Includes a $0.50 per share dividend declared and paid in third quarter and a $0.55 per share dividend declared in third quarter and paid in fourth quarter.

Management's Assessment of Internal Control Over Financial Reporting

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

I. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

II. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

III. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework.

Based on management's assessment using those criteria, as of December 31, 2010, management believes that the Company's internal control over financial reporting is effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 and the Company's internal control over financial reporting as of December 31, 2010. Their reports are presented on the following pages. The independent registered public accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

McDONALD'S CORPORATION

February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of McDonald's Corporation

We have audited the accompanying consolidated balance sheets of McDonald's Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald's Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McDonald's Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2011

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McDonald's Corporation

We have audited McDonald's Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McDonald's Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McDonald's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of McDonald's Corporation as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 25, 2011

Executive Management & Business Unit Officers

Michael Andres
U.S. Division President (Central)

Jose Armario*
Group President – Canada & Latin America

Peter Bensen*
Corporate EVP and Chief Financial Officer

Stephen Easterbrook*
President – McDonald's Europe

Timothy Fenton*
President – McDonald's APMEA

Janice Fields*
President – McDonald's USA

Richard Floersch*
Corporate EVP and Chief Human Resources Officer

Douglas Goare*
Corporate EVP – Global Supply Chain and Development

James Johannesen
U.S. EVP and Chief Operations Officer

Khamzat Khasbulatov
Europe SVP and Division President Eastern Europe

Karen King
U.S. Division President (East)

Bane Knezevic
Europe SVP and Division President Western Europe

Gillian McDonald
Europe SVP and Division President Northern Europe

David Murphy
APMEA SVP and Division President Pacific/Africa/Singapore/ Malaysia/Korea

Kevin Newell*
Corporate EVP and Chief Brand Officer

Kevin Ozan*
Corporate SVP – Controller

Jean-Pierre Petit
Europe EVP and Division President Southern Europe

Steven Plotkin
U.S. Division President (West)

Peter Rodwell
APMEA SVP and Division President Greater Asia & Middle East

Gloria Santona*
Corporate EVP – General Counsel & Secretary

James Skinner*
Vice Chairman & Chief Executive Officer

Jeffrey Stratton*
Corporate EVP – Chief Restaurant Officer

Donald Thompson*
President and Chief Operating Officer

*Executive Officer

Board of Directors

Susan E. Arnold[2, 3]
Former President – Global Business Units
The Procter & Gamble Company

Robert A. Eckert[2, 4, 6]
Chairman and Chief Executive Officer
Mattel, Inc.

Enrique Hernandez, Jr.[1, 4, 6]
President and Chief Executive Officer
Inter-Con Security Systems, Inc.

Jeanne P. Jackson[5, 6]
President of Direct to Consumer
NIKE, Inc.

Richard H. Lenny[2, 5]
Operating Partner
Friedman, Fleischer & Lowe, LLC

Walter E. Massey[1, 3]
President
School of the Art Institute of Chicago

Andrew J. McKenna[4, 6]
Chairman of the Board
McDonald's Corporation

Chairman of the Board
Schwarz Supply Source

Cary D. McMillan[1, 5]
Chief Executive Officer
True Partners Consulting LLC

Sheila A. Penrose[1, 3]
Chairman of the Board
Jones Lang LaSalle Incorporated

John W. Rogers, Jr.[2, 3, 5]
Chairman and Chief Executive Officer
Ariel Investments, LLC

James A. Skinner[4]
Vice Chairman and Chief Executive Officer
McDonald's Corporation

Roger W. Stone[1, 5, 6]
Chairman and Chief Executive Officer
KapStone Paper and Packaging Corporation

Donald Thompson
President and Chief Operating Officer
McDonald's Corporation

Miles D. White[2, 6]
Chairman and Chief Executive Officer
Abbott Laboratories

1. *Audit Committee*
2. *Compensation Committee*
3. *Corporate Responsibility Committee*
4. *Executive Committee*
5. *Finance Committee*
6. *Governance Committee*

Investor Information

Common stock
Ticker Symbol: MCD

Stock exchange listing: New York

The number of shareholders of record and beneficial owners of the Company's common stock as of January 31, 2011, was estimated to be 1,348,000.

McDonald's home office
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
1.630.623.3000

Annual meeting
May 19, 2011
9:00 a.m. Central Time
McDonald's Office Campus
Oak Brook, IL 60523

McDonald's online
Investor information
www.investor.mcdonalds.com

Corporate governance
www.governance.mcdonalds.com

Corporate social responsibility
www.crmcdonalds.com

General information
www.aboutmcdonalds.com

Key phone numbers
Shareholder Services
1.630.623.7428

MCDirect Shares (direct stock purchase plan)
1.800.228.9623

U.S. customer comments/inquiries
1.800.244.6227

Financial media
1.630.623.3678

Franchising
1.630.623.6196

Shareholder account information
Stock transfer agent, registrar and MCDirect Shares administrator
Computershare
c/o McDonald's Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

www.computershare.com/mcdonalds
U.S. and Canada: 1.800.621.7825
International: 1.312.360.5129
TDD (hearing impaired): 1.312.588.4110

Trademarks
All trademarks used herein are the property of their respective owners and are used with permission.

Available information
Copies of Certifications dated February 25, 2011 of the Company's Chief Executive Officer, James A. Skinner, and Chief Financial Officer, Peter J. Bensen, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Shareholders may obtain a copy of these certifications and/or a complete copy of the Company's Annual Report on Form 10-K by following the instructions below.

McDonald's Annual Report on Form 10-K
The financial information included in this report was excerpted from the Company's Annual Report on Form 10-K for the period ended December 31, 2010, filed with the Securities and Exchange Commission (SEC) on February 25, 2011, and speaks as of February 25, 2011. Shareholders may access a complete copy of the 10-K online at www.investor.mcdonalds.com or www.sec.gov. Shareholders may also request a paper copy at no charge by calling 1-800-228-9623 or writing to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, Illinois 60523.

The information in this report is as of March 11, 2011 unless otherwise indicated.

Reproduction of photography and/or text in whole or in part without permission is prohibited.

©2011 McDonald's
Printed in the U.S.A.
MCD11-4644

Design: VSA Partners, Inc., Chicago
Printing: R.R. Donnelley

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